Exhibit 99.6

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2020 AND 2019

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr”, “the Corporation”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months and year ended December 31, 2020. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2020 and 2019, and the related notes thereto (the “financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Until it completed its Qualifying Transaction (as defined below) on May 24, 2019, the Corporation was a special purpose acquisition corporation (“SPAC”), and therefore the results presented for the year ended December 31, 2019 will not be indicative of the results that may be expected for any future period. The financial statements and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Further information about the Corporation and its operations can be obtained on www.sedar.com.

The effective date of this MD&A is March 09, 2021.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Corporation and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Corporation, as applicable, and perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Corporation’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

•	the benefits and applications of the Corporation’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

•	the Corporation’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Corporation’s and third-party products sold by the Corporation;

•	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts; and

•	other events or conditions that may occur in the future.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Definition and Reconciliation of Non-IFRS Measures

The Corporation reports certain non-IFRS measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-IFRS measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable IFRS measure.

The Corporation references non-IFRS measures including cannabis industry metrics, in this document and elsewhere. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those IFRS measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under IFRS. Non-IFRS measures used to analyze the performance of the Corporation include “Adjusted EBITDA”.

The Corporation believes that these non-IFRS financial measures provide meaningful supplemental information regarding the Corporation’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Corporation’s operating performances and thus highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the IFRS measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported, before interest, and tax, and is adjusted to exclude non-recurring items, other non-cash items, including stock based compensation expense, depreciation, amortization, the adjustments for the accounting of the fair value of biological assets, and further adjusted to remove acquisition related costs.

Reconciliations are provided elsewhere in this MD&A.

Description of Business

Ayr is a vertically-integrated cannabis multi-state operator in the U.S., with a portfolio in Massachusetts, Nevada, and Pennsylvania. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and provides operational and service support to licensed cannabis companies. The Corporation was previously a SPAC which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, referred to as the Corporation’s “Qualifying Transaction”. The Corporation had only one operating segment, cannabis sales, during the year ended December 31, 2020. As the Corporation has experienced rapid growth operating segments will be further analyzed and are subject to future change. The Corporation is a reporting issuer in each of the provinces and territories of Canada.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The Corporation was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Corporation is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Corporation is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

For information on the Corporation’s initial public offering, please refer to the Corporation’s final non-offering prospectus dated February 15, 2019 and the Corporation’s management information circular dated February 19, 2019.

On September 12, 2018, the Corporation incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Corporation completed its Qualifying Transaction, including through operational and service agreements, of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”). For more information regarding the Qualifying Transaction, view the December 31, 2019 audited financial statements.

The Corporation’s subordinate, restricted, and limited voting shares (“Subordinate Voting Shares”), warrants (“Warrants”), and rights (“Rights”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Corporation’s Subordinate Voting Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Corporation originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to AYRWF.

Qualifying Transaction

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Corporation and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Voting Shares or non-voting exchangeable shares of the Corporation or its subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. The Corporation treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Corporation. In order to comply with certain contractual requirements of the acquisition, the Corporation and its subsidiaries are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinate Voting Shares of the Corporation. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Corporation as the holders of the Corporation’s publicly traded Subordinate Voting Shares. The Corporation has presented these Exchangeable Shares as a part of shareholders’ equity within these financial statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinate Voting Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Corporation. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The goodwill recognized on acquisition is attributable mainly to the expected future growth potential and expanded customer base arising as a result of completion of the respective acquisition. Goodwill has been allocated to the Cash Generating Units (“CGU” or “CGUs”) corresponding to each of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. The Corporation tests the recoverability of its goodwill annually, or more frequently, if events or changes in circumstances indicate that they might be impaired.

Pennsylvania Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a whole owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Pennsylvania Acquisitions”.

Any summary of certain material terms from the Definitive Agreements, as amended, in respect to the acquisition of CannTech PA, (the “CannTech PA Agreement”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

The details of the purchase price consideration, which consist of cash, debt, Subordinate Voting Shares, and Exchangeable Shares, are summarized as follows:

	Cash	Debt Payable	Shares Issued	Total
	$	$	$	$
Calculated Consideration	42,638,652	15,852,145	27,059,085	85,549,882

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

US$	Dochouse		Canntech		Total
	$		$		$
ASSETS ACQUIRED
Cash and cash equivalents	-		2,383,373		2,383,373
Inventory	-		254,342		254,342
Prepaid expenses, deposits, and other current assets	-		525,989		525,989
Intangible assets	13,072,485		62,099,558		75,172,043
Property, plant and equipment	11,063,908		10,596,301		21,660,209
Right-of-use assets	-		11,131,990		11,131,990
Deposits and other assets	-		204,132		204,132
Total assets acquired at fair value	24,136,393		87,195,685		111,332,078

LIABILITIES ASSUMED
Trade payables	290,512		715,912		1,006,424
Accrued liabilities	46,330		262,130		308,460
Deferred tax liabilities	-		4,469,630		4,469,630
Advance from related parties	2,303,349		5,737,455		8,040,804
Lease obligations	-		11,170,076		11,170,076
Debts payable	-		8,271,432		8,271,432
Total liabilities assumed at fair value	2,640,191		30,626,635		33,266,826

Goodwill	-		7,484,630		7,484,630

Calculated purchase price	21,496,202	-	64,053,680	-	85,549,882

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to IFRS 3, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450
Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5M for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4M was paid on closing, $3.0M is payable within three months, and $2.1M is payable within six months of closing;

ii.	$1.9 million of the DocHouse purchase price in the form of promissory note payables; and

$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

CannTech PA Business Combination

CannTech PA is a vertically-integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Value
Cash	i, iv		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635
Total		1,310,041	$64,053,680

Pursuant to the terms of the CannTech PA Agreement, Ayr satisfied the purchase price of $64.1M for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million;

iii.	$24.5 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”); and

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Qualifying Transaction

iv.	Settlement of the final working capital adjustment.

On May 24, 2019 (the “acquisition date”), the Corporation completed its concurrent acquisitions of the target businesses of Washoe, Canopy, Sira, LivFree, and CannaPunch, which collectively constituted its Qualifying Transaction. Any summary information of certain material terms from definitive agreements, as amended, in respect of the acquisitions of Washoe, Canopy, Sira, LivFree, and CannaPunch (respectively, the “Washoe Agreement”, the “Canopy Agreement”, the “Sira Agreement”, the “LivFree Agreement”, and the “CannaPunch Agreement”, collectively the “Definitive Agreements”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR at www.sedar.com.

The purchase price consideration consisted of cash, debt, Exchangeable Shares, and other consideration. The other consideration includes a contingent cash payment based on certain milestones being met as detailed in the Sira Agreement, a payment for excess inventory as outlined in the Sira Agreement, and make-whole provisions as outlined in the Canopy Agreement and the Washoe Agreement. The details of the purchase price consideration are summarized as follows:

	Cash	Debt Payable	Shares Issued	Other	Total
	$	$	$	$	$
Calculated Consideration	76,420,000	37,140,000	125,421,479	31,471,789	270,453,268

Ayr obtained control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, of Washoe, Canopy, and LivFree through separate operational and service agreements. Each operational and service agreement provides Ayr certain rights over the entities’ operations. Through these operational and service agreements, Ayr has the power to control relevant activities which affect the returns Ayr receives. As a result of the control, as defined in IFRS 10 for purposes of determining the consolidated basis of financial statement presentation, obtained through the operational and service agreements, these entities are consolidated on Ayr’s financial statements. As of December 31, 2020, Washoe, Canopy, and LivFree are awaiting state regulatory approval to transfer licenses to Ayr.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

US$	Livfree	Sira	Cannapunch	Washoe	Canopy	Total
	$	$	$	$	$	$
ASSETS ACQUIRED
Cash and cash equivalents	1,258,928	270,280	7,233	21,458	147,930	1,705,829
Accounts receivable	-	600,151	625,143	87,617	-	1,312,911
Inventory	2,670,057	9,671,814	552,040	4,500,213	1,618,639	19,012,763
Biological assets	-	1,996,642	-	1,763,516	-	3,760,158
Prepaid expenses and other assets	96,157	340,428	-	129,477	160,748	726,810
Intangible assets	105,000,000	57,000,000	2,390,000	22,800,000	10,750,000	197,940,000
Property, plant and equipment	1,640,418	9,090,090	486,100	9,070,645	1,217,736	21,504,989
Right-of-use assets	2,894,076	5,239,201	1,119,826	-	2,057,681	11,310,784
Due from related parties	-	-	-	-	784,733	784,733
Deposits	90,147	149,251	-	91,574	9,983	340,955
Total assets acquired at fair value	113,649,783	84,357,857	5,180,342	38,464,500	16,747,450	258,399,932

LIABILITIES ASSUMED
Trade payables	387,500	475,193	251,829	506,073	-	1,620,595
Accrued liabilities	1,176,088	970,418	46,972	100,412	520,453	2,814,343
Deferred tax liabilities	25,796,726	13,611,222	567,507	2,153,131	2,841,746	44,970,332
Advance from related parties	187,809	-	-	784,733	-	972,542
Lease obligations	2,520,437	6,514,038	1,083,189	-	2,553,502	12,671,166
Debts payable	120,000	13,054	-	9,180,808	421,128	9,734,990
Total liabilities assumed at fair value	30,188,560	21,583,925	1,949,497	12,725,157	6,336,829	72,783,968

Goodwill	39,779,584	16,399,143	13,971,953	8,121,569	6,565,055	84,837,304

Calculated purchase price	123,240,807	79,173,075	17,202,798	33,860,912	16,975,676	270,453,268

Sira Acquisition

Sira is a vertically-integrated cannabis company with cultivation, extraction, production, manufacturing, distribution and retail dispensary operations in Massachusetts. Sira operates its dispensaries in the medical market in Massachusetts.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,500,000
Debt Payable	ii		5,000,000
Shares Issued	iii	1,885,606	29,165,138
Contingent Consideration	iv		21,820,132
Inventory Payment	v		6,091,357
Working Capital Receivable	vi		(403,552)
Total		1,885,606	79,173,075

Pursuant to the terms of the Sira Agreement, Ayr satisfied the purchase price of $79.2 million for Sira through the following:

i.	$17.5 million of the Sira purchase price in the form of cash consideration;

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

ii.	$5.0 million of the Sira purchase price in the form of a promissory note payable;

iii.	$29.2 million of the Sira purchase price in the form of 1,885,606 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for twelve months (the “Sira Lock-Up Provision”);

iv.	A portion of the Sira purchase price is derived from an earn-out provision that may entitle the sellers to earn additional consideration, if certain milestones are achieved at Sira’s planned final cultivation facilities in Milford, MA;

v.	An amount equal to the fair market value of Sira’s inventory above a target level set at $800,000 (the “Inventory Payment”), pursuant to a formula specified in the Sira Agreement; and

vi.	Settlement following the final working capital adjustment.

One-third of the Inventory Payment, subject to a cap of $2,500,000, was paid on the Closing Date and is included in the cash consideration listed above. The remaining two-thirds is part of the current portion of purchase consideration payable as set out on the financial statements. On August 31, 2020, the outstanding balance of $6,091,357 was further amended to adopt a monthly payment schedule ranging from 10-25 months based on certain milestones. The remaining balance as of December 31, 2020 is $3,936,522.

Canopy Acquisition

Canopy, through its licensed subsidiaries, is an owner and operator of cannabis dispensaries in Nevada, with an established footprint in Reno, Nevada. Canopy operates its dispensaries in both the medical and adult-use markets.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$7,000,000
Debt Payable	ii		4,500,000
Shares Issued	iii, iv	265,360	4,349,003
Make-Whole Provision	v		1,389,182
Working Capital Receivable	vi		(262,509)
Total		265,360	16,975,676

Pursuant to the terms of the Canopy Agreement, Ayr satisfied the purchase price of $17.0 million for Canopy through the following:

i.	$7.0 million of the Canopy purchase price in the form of cash consideration;

ii.	$4.5 million of the Canopy purchase price in the form of a promissory note payable;

iii.	$4.3 million of the Canopy purchase price in the form of 250,000 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Canopy Lock-Up Provision”);

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

iv.	An additional 15,360 Exchangeable Shares to Canopy pursuant to certain make-whole provisions (the “Canopy Make-Whole Provisions”);

v.	An additional 432,940 Exchangeable Shares to the Canopy sellers under the Canopy Make-Whole Provisions based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates settled during the year; and

vi.	Settlement of the final working capital adjustment.

Washoe Acquisition

Washoe, through its licensed subsidiaries, is a Nevada-based cannabis company with cultivation, extraction, processing, manufacturing and distribution capabilities. Washoe operates in both the medical and adult-use segments of the Nevada cannabis market.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$21,670,000
Debt Payable	ii		5,640,000
Shares Issued	iii, iv	270,000	4,260,775
Make-Whole Provision	v		1,424,536
Working Capital Payable	vi		865,601
Total		270,000	33,860,912

Pursuant to the terms of the Washoe Agreement, Ayr satisfied the purchase price of $33.9 million for Washoe through the following:

i.	$21.7 million of the Washoe purchase price in the form of cash consideration;

ii.	$5.6 million of the Washoe purchase price in the form of a promissory note payable;

iii.	$4.3 million of the Washoe purchase price in the form of 256,364 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “Washoe Lock-Up Provision”);

iv.	Pursuant to the terms of the Washoe Agreement, 13,636 Exchangeable Shares to a Washoe lender;

v.	An additional 571,479 Exchangeable Shares to the Washoe sellers pursuant to certain make-whole provisions (the “Washoe Make-Whole Provisions”) in the Washoe Agreement based on a formula specified therein relating to the market price of the Subordinate Voting Shares on certain specified dates settled during the year; and

vi.	Settlement of the final working capital adjustment.

CSAC AcquisitionCo agreed to fund a bonus payment in the amount of $5,000,000 to various employees and consultants of Washoe; this amount is included in the cash consideration above.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

LivFree Acquisition

LivFree is a leading Nevada-based cannabis company with retail dispensary operations in Las Vegas and Reno, Nevada. LivFree operates in both the medical and adult-use segments of the Nevada cannabis market. LivFree operates three retail dispensaries where it sells products purchased in the wholesale market. Livfree has licenses to operate medical marijuana dispensary, cultivation, and production facilities, and adult-use marijuana retail dispensary and production facilities.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$29,500,000
Debt Payable	ii		20,000,000
Shares Issued	iii, iv	4,664,182	73,525,577
Working Capital Payable	v		215,230
Total		4,664,182	123,240,807

Pursuant to the terms of the LivFree Agreement, Ayr satisfied the purchase price of $123.2 million for LivFree through the following:

i.	$29.5 million of the LivFree purchase price in the form of cash consideration;

ii.	$20.0 million of the LivFree purchase price in the form of a promissory note payable;

iii.	$69.1 million of the LivFree purchase price in the form of 4,342,432 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the "LivFree Lock-Up Provision");

iv.	$4.4 million of the LivFree purchase price, pursuant to an amendment to the definitive agreement in respect of the LivFree Acquisition, in the form of an additional 321,750 Exchangeable Shares to the LivFree sellers; and

v.	Settlement of the final working capital adjustment.

CannaPunch Acquisition

CannaPunch possesses trade name and brand value and licenses this know-how to a licensed cannabis facility that extracts raw cannabis plant material to create processed cannabis oil for use in vaporizer cartridges and pens or as an input into other infused products, as well as manufactures a variety of cannabis-infused products, including beverages, gummies, chocolates, CBD cream, and vaporizer pens.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$750,000
Debt Payable	ii		2,000,000
Shares Issued	iii, iv	898,739	14,120,986
Working Capital Payable	v		331,812
Total		898,739	17,202,798

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Pursuant to the terms of the CannaPunch Agreement, Ayr satisfied the purchase price of $17.2 million for CannaPunch through the following:

i.	$0.8 million of the CannaPunch purchase price in the form of cash consideration;

ii.	$2.0 million of the CannaPunch purchase price in the form of a promissory note payable;

iii.	$13.7 million of the CannaPunch purchase price in the form of 866,668 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Voting Shares of the Corporation. These shares have restrictions on their ability to be sold for six to twelve months (the “CannaPunch Lock-Up Provision”, and collectively with the Sira Lock-Up Provision, Canopy Lock-Up Provision, Washoe Lock-Up Provision, LivFree Lock-Up Provision, DocHouse Lock-Up Provision, and CannTech Lock-Up Provision, the “Lock-Up Provisions”, and each, a “Lock-Up Provision”);

iv.	$0.4 million of the CannaPunch purchase price, pursuant to an amendment to the definitive agreement in respect of the CannaPunch acquisition, in the form of an additional 32,071 Exchangeable Shares to the CannaPunch sellers; and

v.	Settlement of the final working capital adjustment.

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The business combinations have been accounted for by the acquisition method, with the results included in the Corporation’s net earnings from the date of acquisition.

The Corporation used a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. The fair value as of the acquisition date was $2,813,718. The earn-out provision in the Sira purchase agreement has been measured at fair value, which was $21,820,132, by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to the acquisition date.

Goodwill

The goodwill balance reflects the benefits of an assembled workforce, expected earnings and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill will not be amortized and will be reviewed for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that they might be impaired.

Outlook

Current Markets

Massachusetts

In Massachusetts, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and medical retail dispensary operations. Ayr operates in Massachusetts under the Sira Naturals brand. Ayr’s retail and wholesale products include premium cannabis flower and cannabis products, including concentrates, edibles, and vaporizer products. Its top branded products include Entourage vape pens, Wicked Sour gummies, Origyn Extracts, Jimmy’s Choice flower, Nantucket Nuggets flower, and Root 90 flower. The Corporation sells cannabis products at its medical dispensaries and is actively seeking licenses to operate adult-use cannabis retail establishments. For the latest updates on the adult-use retail market refer to the “Recent Developments” section.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Ayr currently operates two state of the art facilities encompassing approximately 50,000 square feet of cultivation and production space.

Nevada

In Nevada, Ayr provides operational services to licensed Nevada establishments engaging in retail, cultivation, production, and distribution operations in Nevada, under Services and Operations Agreements. Ayr provides operational services to the some of the most productive dispensaries in Nevada, with five dispensaries licensed to sell in both the medical and adult-use markets in Nevada. Three of the dispensaries operate under the name “The Dispensary” with retail operations in the Greater Las Vegas markets (Clark County and Henderson, Nevada) as well as Reno, Nevada, with annualized sales averaging over $5,000 per square foot. The two remaining dispensaries are operating under the MYNT brand, with retail operations in Unincorporated Washoe County and Reno, Nevada, with annualized sales averaging over $3,000 per square foot.

The licensed cultivation and production facilities to which Ayr provides operational services produce premium cannabis products over 70,000 square feet of cultivation and production space. The top branded products in Nevada include Kynd flower, Tumbleweed vape pens, Sun Valley extracts, CannaPunch beverages, Highly Edible and Kanji gummies, Dutch Girl edibles, and Nordic Goddess balm. In Nevada, the licensed establishments to which Ayr provides operational support, sell their branded products through the wholesale channel as well as the five dispensaries referenced above.

Pennsylvania

In Pennsylvania, Ayr is vertically integrated with a cultivation, processing, extraction, and medical retail dispensary operations. The cultivation operations encompass a 143,000 square foot cultivation and processing facility and a 38,400 square foot cultivation and extraction facility, with the capacity to expand to 74,000 square feet. There is one dispensary in New Castle, Pennsylvania operating under the name “Ayr Wellness”.

Brand Strategy

The level of products and brands across Ayr’s portfolio allows customers and patients the ability to select from a wide-ranging selection of high-quality products. By sharing brands across markets, Ayr has expanded the variety offered to customers and patients while expanding brand visibility. The Corporation maintains strict brand and quality assurance standards and implements standard operating procedures across its cultivation and production facilities to ensure product continuity and customer experiences across operating markets. This includes the centrally managed procurement of equipment and supplies.

Future Markets

Ayr leverages its human capital to drive improvements across all portfolios and divisions of the company. These synergies have driven Ayr’s operational success. Building on the operational excellence, Ayr plans on bringing its winning strategy to capitalize on expansion opportunities.

The Corporation’s business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. The Corporation evaluates the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. The Corporation targets best-in-class assets in relevant markets with large addressable populations in limited license states that are either currently or soon expected to be approved for adult-use. By establishing a substantial presence in markets that have the greatest growth potential, the Corporation expects to be well-positioned to have a first-mover advantage for future growth in adult-use cannabis as the market continues to expand.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The Corporation plans to implement its growth strategy by targeting acquisition opportunities in limited license jurisdictions, applying for de novo licenses and expanding its presence in current markets.

COVID-19 Strategy

During the pandemic, the Corporation was able to maintain operations and expand delivery options and curbside pick-up in both Massachusetts and Nevada to provide additional fulfillment models that are safe and efficient for employees and customers. Although cannabis has generally been deemed an ‘essential business’ throughout the pandemic in the United States, the regulators in Massachusetts and Nevada, were among the few nationwide to place material restrictions on cannabis sales. In Nevada, cannabis sales were limited to delivery only beginning March 21, 2020, with curbside pick-up approved on May 1, 2020 and in-store sales returning on May 9, 2020. In Massachusetts, adult-use cannabis sales were restricted from March 24, 2020 through May 25, 2020. The Corporation continues to generate operating cash flows to meet its short-term liquidity needs. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

The Corporation evaluated risk of supply chain disruption as well as staffing disruption. While Ayr has not experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, bulk orders are being placed in advance with key vendors. To remediate the risk of staffing disruption, the Corporation implemented new safety procedures in accordance with the guidance of the CDC, at all locations to better protect the health and safety of both employees and customers. These changes include but are not limited to required face masks for employees and customers, installed plexi-shields in customer facing areas, frequent cleaning and sanitizing of surfaces and workstations and adequate spacing of staff and customers. The Corporation is re-assessing its response to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Recent Developments

Massachusetts

Sira received Host Community Agreement (“HCA”) approvals for all three of our Greater Boston locations in October, which include Somerville and new locations in Watertown and the Back Bay in Boston. This development is a critical step required to open adult-use retail stores in 2021.

Following unanimous approval of the Town Council, on October 20, 2020, Sira successfully executed an HCA with the Town of Watertown approving the Company to operate co-located medical and adult-use sales.

On October 9, 2020, the City of Somerville Marijuana Advisory Committee recommended Sira be offered an HCA with the city of Somerville to co-locate an adult-use dispensary with Sira’s existing medical-use dispensary in Davis Square, a popular neighborhood in the city of Somerville.

On November 16, 2020, Sira fully executed an HCA with the City of Boston’s Cannabis Board to operate an adult-use dispensary at 829 Boylston Street in Boston.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Nevada

At a meeting of the Nevada Cannabis Compliance Board on August 25, 2020, LivFree Wellness, LLC (“LivFree”), and entity to whom Ayr provides administrative, consulting and operations services, was awarded two (2) additional dispensary licenses in the greater Las Vegas market, one (1) in Clark County and one (1) in Henderson, and aims to open the additional Clark County dispensary this year. The City of Henderson currently has a moratorium on new dispensaries.

On February 27, 2021, Ayr opened its fourth location under The Dispensary banner, its third premier Las Vegas location.

Pennsylvania

Ayr opened an additional Ayr Wellness dispensary on February 24, 2021 and expects to open a third in March 2021, followed by the remaining three throughout the rest of the year.

Acquisitions – Definitive Agreements and Term Sheets

Massachusetts

On February 26, 2020, the Corporation entered a binding term sheet with Eskar Holdings, LLC, to acquire 100% of the membership interests in Eskar Holdings LLC. Subsequent to the signing of the term sheet, the Corporation entered both a definitive membership interest purchase agreement and purchase and sale agreement. Pursuant to the agreements, the Corporation will be acquiring rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts. The Corporation has agreed to pay a purchase price consisting of $1 million cash and 4% non-voting interest in the net profits of Eskar Holdings, LLC. In addition, for the purchase of the property, the Corporation has agreed to pay a purchase price of $5 million cash. The closing of the acquisition is subject to, among other things, issuance of the Host Community Agreement and regulatory approval.

Ohio

On December 18, 2020, the Corporation entered a definitive merger agreement with Copperstate Farms, LLC to acquire 100% of the membership interests of the management company with exclusive rights to manage the operations of Parma Wellness Center LLC, a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio.

In addition, the Corporation will be acquiring 100% of the membership interests in Greenlight Holdings, LLC which owns the land and building where the 58,000 square foot facility in which the licensed entity operates. The Corporation has agreed to pay a purchase price consisting of cash and an escrow deposit totaling an aggregate value of $17 million.

On September 30, 2020, the Corporation entered an asset purchase agreement with Vireo Health International, Inc. and its affiliated company, Ohio Medical Solutions, LLC, to acquire a 9,000 square foot medical marijuana processor facility that is licensed as part of the Ohio medical cannabis program. The aggregate purchase price for the assets is approximately $1.2 million of cash.

Florida

On December 22, 2020, the Corporation entered into a definitive agreement to acquire Liberty Health Sciences in a stock-for-stock combination. Liberty shareholders will receive 0.03683 Ayr shares for each Liberty share held, equating to approximately 13.1 million new Ayr shares. Total purchase price is equivalent to approximately $290 million based on the closing price of Ayr shares as of December 21, 2020. The assets being acquired from Liberty include a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of current production facilities, 29 open retail dispensaries, six completed and ready-to-open dispensaries, and seven dispensaries currently under construction.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

On February 26, 2021, Ayr completed its arrangement with Liberty Health Sciences.

New Jersey

On December 22, 2020, the Corporation entered a binding term sheet to acquire Garden State Dispensary (GSD). The total purchase price is approximately, $101 million, consisting of cash, stock, and promissory notes. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at $97 million and payable in a combination of cash, promissory notes, and exchangeable shares. Pursuant to the agreement, the Corporation will be acquiring one of the 12 existing vertical license holders in New Jersey and one of the state’s original six alternative treatment centers (ATCs). GSD has three open dispensaries, the largest footprint of any operator, at heavily trafficked highway locations throughout the central region of the state, as well as 30,000 square feet of cultivation and production facilities in operation. An additional 75,000 square feet is currently under construction.

Arizona

On November 4, 2020, the Corporation entered a binding term sheet to acquire 100% of the membership interests in Blue Camo, LLC, a vertically integrated cannabis business in the state of Arizona (operating under the trade name “Oasis”). Pursuant to the term sheet, the Corporation will be acquiring rights to legally operate three retail dispensaries along with a 10,000 square feet licensed cultivation and processing facility as well as an 80,000 square foot cultivation facility currently under development. The Corporation has agreed to pay upfront consideration of $75 million consisting of cash, debt and Exchangeable Shares. An additional 2 million Exchangeable Shares may be payable upon the achievement of established cultivation targets. Furthermore, additional earn-out consideration in 2021 and 2022 may be paid in Exchangeable Shares, and is contingent on exceeding financial hurdles in each year, calculated based on a set discount of market multiples (including non-IFRS measures) at the time of the earn out. The term sheet is a binding agreement with respect to the terms and conditions and intended to serve as an outline of the proposed principal terms and conditions to be included in the final membership interest purchase agreement documents.

On January 27, 2021 Ayr signed a definitive agreement to acquire 100% of the membership interested in Blue Camo, LLC.

The closing for all acquisitions is subject to, among other things, regulatory approval and due diligence. As of December 31, 2020, the acquisitions have not closed.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Adjusted EBITDA Reconciliation for the Three Months and the Years Ended December 31, 2020 and 2019

	Three Months Ended		Years Ended
	December 31		December 31
	2020	2019	2020	2019
(Loss) income from operations	(2,052,353)	(16,898,258)	16,117,080	(37,467,213)
Non-cash items accounting for biological assets and inventory
Incremental costs to acquire cannabis inventory in business combination	-	3,764,678	-	3,764,678
Fair value adjustment on sale of inventory	12,971,862	4,838,814	34,147,938	18,272,212
Unrealized gain on biological asset transformation	(4,115,927)	(1,765,527)	(48,690,657)	(10,108,105)
	8,855,935	6,837,965	(14,542,719)	11,928,785

Interest	258,077	295,630	986,870	295,630
Depreciation and amortization (from statement of cash flows)	5,017,319	4,511,734	18,436,700	10,310,237
Acquisition costs	1,890,428	724,139	2,945,194	5,847,800
Stock-based compensation expense, non-cash	5,207,204	13,296,643	31,156,759	28,879,225
Other1	182,343	472,326	1,089,912	1,105,694
	12,555,371	19,300,472	54,615,435	46,438,586

Adjusted EBITDA (non-IFRS)	19,358,953	9,240,179	56,189,796	20,900,158

Notes:

1 Other non-operating adjustments made to exclude the impact of non-recurring items.

Review of the Financial Results for the Three Months and Years Ended December 31, 2020 and 2019

Selected Financial Information

	Three Months Ended December 31		Years Ended December 31
($ in millions)	2020	2019	2020	2019
Revenues, net of discounts	47.8	32.3	155.1	75.2
Cost of goods sold before biological asset adjustments	(20.3)	(17.2)	(66.6)	(37.0)
Incremental costs to acquire cannabis inventory in a business combination	-	(3.8)	-	(3.8)
Gross profit before fair value adjustments	27.5	11.4	88.6	34.4
Fair value adjustment on sale of inventory	(13.0)	(4.8)	(34.2)	(18.3)
Unrealized gain on biological asset transformation	4.1	1.8	48.7	10.1
Gross profit	18.6	8.3	103.1	26.3
Total expenses	(20.7)	(25.2)	(87.0)	(63.7)
(Loss) Income from operations	(2.1)	(16.9)	16.1	(37.5)
Total other (expense) income	(136.5)	2.0	(168.1)	(121.9)
Loss before income tax	(138.6)	(14.9)	(152.0)	(159.3)
Provision for income taxes	(5.0)	(2.6)	(24.4)	(4.8)
Net loss	(143.6)	(17.5)	(176.3)	(164.2)
Foreign currency translation adjustment	(8.6)	0.5	(9.0)	(0.2)
Net loss and comprehensive loss	(152.2)	(17.0)	(185.4)	(164.3)

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Revenue

Revenue for the three months ended December 31, 2020 and 2019 was $47.8 million and $32.3 million, respectively, increasing $15.5 million or 48%. The increase in revenue was driven by organic growth and completed cultivation expansions in each of the two existing markets. Revenue increases were a result of operational excellence in both states, with a focus on data driven key performance indicators (KPI’s) and sharpening standard operating procedures (SOP’s), resulting in substantial improvements to the business.

In Massachusetts, the wholesale market experienced gains as revenue increased $6.9 million over the comparable quarters due to the strong sales pipeline as well as the successful cultivation expansion completed in the second quarter of 2020, resulting in more sellable inventory. Massachusetts retail revenue increased $3.4 million over the prior year quarter. This significant increase was driven by an improvement in the quantity and quality of flower demonstrated by consistent yields with THC averages of 25% along with the launch of new product brands such as “Entourage”, “Wicked Sour” and “Origyn Extracts”. In Nevada, substantial retail gains of $4.6 million were driven by a more efficient and modern ordering platform as well as additional fulfilment options including delivery and curbside pickup. In addition, Nevada continued to source the highest quality products for their shelves from both internal and externally procured products.

Revenue for the years ended December 31, 2020 and 2019 was $155.1 million and $75.2 million, respectively, increasing $79.9 million or 106%. This increase was due to the comments above and a full period of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019.

Gross Profit Before Fair Value Adjustments

Gross profit before the fair value adjustments for the three months ended December 31, 2020 and 2019 was $27.5 million and $11.4 million, respectively, increasing $16.1 million or 142%. Gross profit percentage before the biological asset adjustment for the three months ended December 31, 2020 and 2019 was 57.5% and 35.2%, respectively. The improvement was due to the increase of internally sourced product sold through the Corporation’s retail channels in Nevada. In addition, the cultivation expansions also led to operating leverage driving cultivation costs down.

Gross profit before the fair value adjustments for the years ended December 31, 2020 and 2019 was $88.6 million and $34.4 million, respectively, increasing $54.1 million or 157%. Gross profit percentage before the biological asset adjustment for the years ended December 31, 2020 and 2019 was 57.1% and 45.8%, respectively. This increase was due to a full period of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019.

Gross profit before fair value adjustments for the three months and year ended December 31, 2019, includes $3.8 million of incremental costs to acquire cannabis inventory in a business combination. This relates to the one-time adjustment of inventory from fair value as part of the purchase price allocation. The adjusted gross profit percentage of revenue for the three months and year ended December 31, 2019, was 46.8% and 50.8%, respectively.

Gross Profit

Gross profit for the three months ended December 31, 2020 and 2019 was $18.6 million and $8.3 million, respectively, an increase of $10.3 million. Fluctuations are due to the change in fair value adjustments in inventory including biological asset transformation.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Gross profit for the years ended December 31, 2020 and 2019 was $103.1 million and $26.3 million, respectively, an increase of $76.8 million. This increase was due to a full period of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019.

Inventory of plants under production is considered a biological asset. Under IFRS, biological assets are to be recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory and the transfer becomes the deemed cost on a go-forward basis. When the product is sold, the fair value is relieved from inventory and the transfer is booked to cost of sales. Cost of sales also includes products and costs related to other products acquired from other producers and sold by the Corporation.

Total Expenses

Total expenses for the three months ended December 31, 2020 and 2019 were $20.7 million and $25.2 million, respectively, decreasing $4.5 million or 18%. the decrease in expense is due to a reduction in non-cash stock-based compensation of $8.1 million. Non-cash stock-based compensation is based on the Corporation’s share price on the date of the grant and are expensed straight-line over the vesting period. Total expenses as a percent of revenue during the three months ended December 31, 2020 and 2019, were 43% and 78%, respectively. Total expenses excluding non-cash stock-based compensation for the three months ended December 31, 2020 and 2019, were $15.5 million and $8.9 million and were 33% and 28%, respectively, of revenue.

Total expenses for the years ended December 31, 2020 and 2019 were $87.0 million and $63.7 million, respectively, increasing $23.3 million or 37%. This change was due to a full period of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019.

Total Other (Expense) Income

Total other (expense) income for the three months ended December 31, 2020 and 2019 was ($136.5) million and $2.0 million, respectively. This change was primarily driven by the changes in fair value of financial liabilities due to the fluctuation in share price of Ayr’s publicly traded warrants.

Total other (expense) income for the years ended December 31, 2020 and 2019 was ($168.1) million and ($121.9) million, respectively. This change was primarily driven by the changes in fair value of financial liabilities due to the fluctuation in trade price of Ayr’s publicly traded shares and warrants.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted or substantively enacted at period-end. The deferred tax is mainly driven by changes in the amortization of intangibles and fair value adjustments to inventory including biological assets.

Total income tax expense for the three months ended December 31, 2020 and 2019 was $5.0 million and $2.6 million, respectively. The current tax expense was $7.0 million and $3.8 million, respectively, for the three months ended December 31, 2020 and 2019. The increase in current tax expense was driven by operational improvements resulting in an increase in taxable income. The deferred tax recovery (expense) was $2.0 million and $1.2 million, respectively, for the three months ended December 31, 2020 and 2019.

Total income tax expense for the years ended December 31, 2020 and 2019 was $24.3 million and $4.8 million, respectively. The current tax expense was $22.0 million and $8.7 million, respectively, for the years ended December 31, 2020 and 2019. The deferred tax recovery (expense) was ($2.4) million and $3.9 million, respectively, for the years ended December 31, 2020 and 2019. This change was due to a full period of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Net Loss

Net loss for the three months ended December 31, 2020 and 2019 was ($143.6) million and ($17.5) million, respectively. The decrease was primarily driven by the factors described above.

Net loss for the years ended December 31, 2020 and 2019 was ($176.3) million and ($164.2) million. The decrease was primarily driven by the factors described above, specifically total other expense (income).

Liquidity and Capital Resources as of December 31, 2020

Selected Liquidity and Capital Resource Information

($ in millions)	December 31, 2020	December 31, 2019
Cash and cash equivalents	127.2	8.4
Total current assets	176.4	29.9
Total assets	615.9	355.1
Total current liabilities	57.8	34.7
Total long-term liabilities	407.3	151.8
Total liabilities	465.0	186.5
Total shareholders' equity	150.9	168.6

As of December 31, 2020, the Corporation had cash and cash equivalents of $127.2 million, other current assets of $49.2 million, current liabilities of $57.8 million, and working capital of $118.7 million compared to December 31, 2019 which had cash and cash equivalents of $8.4 million, other current assets of $21.5 million, current liabilities of $34.7 million, and negative working capital of $4.8 million to meet its current obligations. The overall increase in net working capital is due to the company generating positive cash flow from operations, the increase in inventory due to the cultivation expansions in Massachusetts and Nevada, and the cash received through a four-year senior secured promissory note.

The Corporation, post Qualifying Transaction, is generating cash from sales and deploying its capital reserves to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development, as well as acquisitions.

Selected Cash Flow Information

	Years Ended December 31,
($ in millions)	2020	2019
Net cash provided by operating activities	36.5	3.6
Net cash (used in) provided by investing activities	(62.3)	5.2
Net cash provided by (used in) financing activities	144.6	(1.5)
Net increase in cash and cash equivalents	118.8	7.3
Effect of foreign currency translation	-	1.0
Cash and cash equivalents, beginning of year	8.4	0.1
Cash and cash equivalents, end of year	127.2	8.4

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Operating Activities

Net cash provided by operating activities during the years ended December 31, 2020 and 2019 was $36.5 million and $3.6 million, respectively, an increase of $32.9 million. The increase in net cash provided by operating activities was driven by a full year of operations in 2020 as compared to only 32 weeks of operations in 2019 as the Qualifying Transaction occurred in May 2019. Furthermore, improved operational performance led to an increase in net cash provided by operating activities. This was driven by the increase in gross profit before fair value adjustments percentage.

Investing Activities

Net cash (used in) provided by investing activities during the years ended December 31, 2020 and 2019 was ($62.3) million and $5.2 million, respectively, a decrease of ($67.5) million. The cash used during the current year was due primarily to the cash paid for business combinations and asset acquisitions as well as the purchase of property, plant, and equipment while the increase in the previous year is due to the transfer of restricted cash in escrow due to the close of the Qualifying Transaction.

Financing Activities

Net cash provided by (used in) financing activities during the years ended December 31, 2020 and 2019 was $144.6 million and ($1.5) million, respectively, an increase of $146.1 million. The net cash provided by financing activities was primarily due to the proceeds from senior secured notes obligations.

Capital Management

The Corporation’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Corporation manages its capital structure and makes adjustments to it based on the funds available to the Corporation in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Corporation’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Corporation will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Corporation’s approach to capital management during the period ended December 31, 2020 and December 31, 2019. The Corporation is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Corporation raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Corporation, is reasonable. The Corporation plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Corporation may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Corporation will be able to continue raising capital in this manner.

The Corporation strengthened their cash position with a senior secured debt offering of $110 million that closed on December 10, 2020 and an equity offering of approximately $157.6CDN million that closed on January 14, 2021.

Share Capital

As of December 31, 2020 and December 31, 2019, the Corporation had share capital of $519.0 million and $382.2 million, respectively. The share capital as of December 31, 2020 was comprised of $1.8 million from Multiple Voting Shares, $488.1 million from Subordinate Voting Shares, and $29.1 million from Exchangeable Shares, while the share capital as of December 31, 2019 was comprised of $1.8 million from Multiple Voting Shares, $251.7 million from Subordinate Voting Shares, and $128.7 million from Exchangeable Shares.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Outstanding Shares

	December 31, 2020	December 31, 2019
Issued and outstanding
Multiple Voting Shares	3,696,486	3,696,486
Subordinate Voting Shares	28,873,641	14,824,485
Exchangeable Shares	2,127,543	8,373,792
Treasury stock	(63,800)	(29,500)
Total number of shares	34,633,870	26,865,263

As of December 31, 2020, the Corporation had 10,486,312 Subordinate Voting Shares issuable upon the exercise of Warrants, 4,237,150 restricted Exchangeable Share units, and 138,394 Subordinate Voting Shares issuable upon the exercise of rights reserved for issuance. As of December 31, 2019, the Corporation had 16,060,858 Subordinate Voting Shares issuable upon the exercise of Warrants, 298,087 make-whole Exchangeable Shares, 3,837,150 restricted Exchangeable Share units, and 314,034 Subordinate Voting Shares issuable upon the exercise of rights reserved for issuance.

Liquidity

As of December 31, 2020, the Corporation had working capital of $121.1 million compared to December 31, 2019 when it had negative working capital of $4.8 million.

Summary of Future Commitments

Year	Leases	Debt	Total
2021	4,307,052	8,644,633	12,951,685
2022	4,216,361	5,611,722	9,828,083
2023	4,298,489	11,446,496	15,744,985
2024	4,282,818	147,809,548	152,092,366
2025	3,796,200	-	3,796,200
Thereafter	41,707,890	-	41,707,890
Total Commitments	62,608,810	173,512,399	236,121,209

Off-Balance Sheet Arrangements

As of the date of this filing, the Corporation does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 18 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Corporation including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

Related parties are defined as management and members of the Corporation and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Mercer Park, L.P. entered into a management agreement with the Corporation dated May 24, 2019. As of December 31, 2020 and 2019, $58,083 and $48,008 was included in prepaid expenses as an advance for these services. Included in expenses for the year ended December 31, 2020, are management fees of $3,875,612 that are included in general and administrative expenses and embedded lease fees of $449,884 that are included in depreciation and interest expense, respectively. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Corporation administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of December 31, 2020 and December 31, 2019, Mercer Park Brand Acquisition Corp. (“Brand”), a SPAC that has limited services shared with the Corporation, owed to Ayr $135,000 and $85,000. This is included in due from related parties.

During the year ended December 31, 2020, the Corporation incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $102,000 (2019: $67,500) of office expenses, $450,000 (2019: $262,500) of capitalized rental fees, and $4,391 (2019: $3,508) of interest expense, $21,328 (2019: $12,441) of depreciation related to an office lease, and $150,000 of acquisition fees respectively.

Directors and officers of the Corporation are considered key members of management. Compensation for the directors and officers in the respective years were comprised of:

	Year Ended
	December 31, 2020	December 31, 2019
Compensation and benefits, included in management fee	$2,368,750	$861,593
Stock-based compensation, non-cash	31,156,759	28,879,225
Total compensation	$33,525,509	$29,740,818

Refer to Note 12 and 17 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the years ended December 31, 2020 and 2019.

Selected Quarterly Information

A summary of selected information for each of the previous eight quarters is as follows:

Three Months Ended	Net Revenues	Net (Loss) Income	(Loss) Earnings per Share[1]
December 31, 2020	47,764,775	(143,581,044)	(4.82)
September 30, 2020	45,486,365	(26,792,975)	(0.96)
June 30, 2020	28,310,6332	(7,513,708)	(0.28)
March 31, 2020	33,552,681	1,555,068	0.06
December 31, 2019	32,282,616	(17,464,233)	(0.65)
September 30, 2019	32,087,805	26,180,617	0.99
June 30, 2019	10,823,206	(35,785,825)[4]	(2.18)[4]
March 31, 2019	-	(137,110,163) [3,4]	(37.09)[4]

Notes:

1 Per share amounts are rounded to the nearest cent, therefore, aggregating quarterly amounts may not reconcile to year-to-date per share amounts. Amounts are calculated using basic weighted average number of shares outstanding.

2 Revenue for the three months ended June 30, 2020 decreased from the prior quarter due to COVID-related closures in April and May.

3 Prior to the Qualifying Transaction, Ayr was a special purpose acquisition corporation. Issues of seasonality have not had an impact on the results or operations while a special purpose acquisition corporation. From July 31, 2017 to June 30, 2019, variations in the quarterly net (loss) income were caused by fluctuations in the net fair value (loss) gain on financial liabilities, transaction costs and general and administrative expense. Fluctuations in the net fair value (loss) gain on financial liabilities has varied from quarter-to-quarter due primarily to changes in the fair value of the Corporation’s Class A Restricted Voting Shares (prior to the Qualifying Transaction) and the liability associated with the Warrants.

4 Due to the reclassification disclosed on Note 3.22 on the financial statements for the periods ended June 30, 2020 and 2019, net loss and loss per share were affected by a reclassification between foreign exchange and foreign currency.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Significant Accounting Judgments and Estimates

The application of the Corporation’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates. While cannabis has generally been deemed an essential business the regulators in Massachusetts and Nevada placed material restrictions on cannabis sales during the middle of 2020. The full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the Corporation is highly uncertain and difficult to predict at this time. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.

The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its financial statements.

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Corporation obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards, where IFRS provides exceptions to recording the amounts at fair value.

Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed to total expenses. Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 with the corresponding gain or loss recognized in net loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, net realizable value, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, oil conversion, and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Valuation, estimated life and impairment of intangible assets and goodwill

Management uses significant judgment in determining the fair value of intangible assets and goodwill, estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The Corporation uses judgment in determining the grouping of assets by identifying CGUs for purposes of testing for impairment of goodwill and intangible assets. The Corporation’s estimate of CGUs or a group of CGUs recoverable amount based on value in use involves estimating future cash flows before taxes. Future cash flows are estimated based on multi-year extrapolation of the most recent historical actual results and budgets calculated by discounting the final year in perpetuity.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Goodwill impairment

When determining the recoverable amount of the CGU or CGUs to which goodwill is allocated, the Corporation relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the recoverable amount.

Leases

Each capitalized lease is evaluated to determine if the Corporation would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Corporation used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the internal borrowing rate, which relies on judgments and estimates.

Provisions and contingent liabilities

When the Corporation is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

Financial instruments

To determine the fair value of financial instruments, the Corporation develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as, the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss and comprehensive loss.

Expected credit loss

Management determines expected credit loss (“ECL”) by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the year end.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to the expectation of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that the tax positions taken will be sustained upon examination by applicable tax authorities.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Risk Factors

Please refer to the Corporation’s final non-offering prospectus dated December 17, 2020, the Corporation’s management information circular dated October 14, 2020, and the Corporation’s Annual Information Form for information on the risk factors to which the Corporation is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Corporation does not utilize financial instruments such as derivatives to manage financial risks. The Corporation's financial instruments consist of cash and cash equivalents, deposits, short term investments, warrant liability, and make-whole provisions and contingent consideration included as purchase consideration relating to business combinations. These financial instruments are measured at fair value or are short-term in nature where fair value approximates their carrying value (see Note 19 to the financial statements).

The Corporation is exposed to credit risk, liquidity risk and interest rate risk. The Corporation’s management oversees the management of these risks. The Corporation`s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Corporation. The Corporation’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured and managed in accordance with Corporation policies and Corporation risk appetite.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Corporation.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Corporation uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data are with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as of December 31, 2020 and December 31, 2019, were as follows:

•	Level 1: Cash and cash equivalents, deposits, and warrant liability

•	Level 2: None

•	Level 3: Make-whole provisions and contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

Financial assets	Carrying values
December 31, 2020	FVTPL	AC	Total
Cash and cash equivalents	$127,238,165	$-	$127,238,165
Deposits	1,562,493	-	1,562,493
Accounts receivable	-	3,464,401	3,464,401
	$128,800,658	$3,464,401	$132,265,059

December 31, 2019
Cash and cash equivalents	$8,403,196	$-	$8,403,196
Deposits	740,666	-	740,666
Accounts receivable	-	2,621,239	2,621,239
	$9,143,862	$2,621,239	$11,765,101

Financial liabilities	Carrying values
December 31, 2020	FVTPL	AC	Total
Warrant liability	$151,949,611	$-	$151,949,611
Contingent consideration	22,961,412	-	22,961,412
Trade payables	-	8,899,786	8,899,786
Accrued liabilities	-	8,706,813	8,706,813
Accrued interest payable	-	3,301,155	3,301,155
Purchase consideration payable	-	9,053,057	9,053,057
Debts payable	-	165,885,544	165,885,544
	$174,911,023	$195,846,355	$370,757,378

December 31, 2019
Warrant liability	$36,874,124	$-	$36,874,124
Contingent consideration	22,656,980	-	22,656,980
Make-whole provision	3,540,803	-	3,540,803
Trade payables	-	6,806,053	6,806,053
Accrued liabilities	-	5,123,865	5,123,865
Accrued interest payable	-	815,662	815,662
Purchase consideration payable		6,290,897	6,290,897
Debts payable	-	43,995,661	43,995,661
	$63,071,907	$63,032,138	$126,104,045

The Corporation is exposed to credit risk, liquidity risk and interest rate risk. The Corporation’s management oversees the management of these risks. The Corporation`s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Corporation. The Corporation’s financial risk activities are governed by policies and procedures and financial risks are identified, measured and managed in accordance with the Corporation’s policies and the Corporation’s risk appetite.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The Corporation quantified the sensitivity of inputs in relation to the contingent consideration as of December 31, 2020 and December 31, 2019, and would expect the following effect on fair value in the event of changes to the discount rate:

			Value at period end
Significant assumption	Inputs	Sensitivity	December 31, 2020	December 31, 2019
	10% (2020)	Increase 1%	$22,681,839	$22,169,349
Discount rate	6.3% (2019)	Decrease 1%	23,247,053	23,161,325

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, deposits and accounts receivable. To address its credit risk arising from cash and cash equivalents and deposits, the Corporation ensures to keep these balances with reputable financial institutions. The Corporation has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Corporation is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Corporation as all receivables are expected to be collected and are not significant. As of December 31, 2020 and December 31, 2019, the maximum amount exposed to credit risks was $130,702,566 and $11,024,435, respectively, including cash. The components of accounts receivable as of December 31, 2020 and December 31, 2019 were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as at December 31, 2020	$2,995,368	$469,033	$-	$3,464,401
Balance, as at December 31, 2019	2,456,226	115,808	49,205	2,621,239

Liquidity Risk

Liquidity risk is the risk that the Corporation is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Corporation manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. As of December 31, 2020 and December 31, 2019, all trade payables and accrued liabilities are due within a year. Refer to the Summary of Future Commitments table for future lease and debt commitments. The Corporation has the following gross obligations as of December 31, 2020, which are expected to be payable in the following respective periods:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$17,606,599	$-	$-	$17,606,599
Lease obligations	4,307,052	16,593,868	41,707,890	62,608,810
Purchase consideration	9,053,057	-	-	9,053,057
Income tax payable	21,585,523	-	-	21,585,523
Debt Payable	8,644,633	54,867,767	-	63,512,400
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	-	3,301,155	-	3,301,155
	$61,196,864	$212,262,790	$41,707,890	315,167,544

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its cash and cash equivalents and long-term debts. Cash and cash equivalents and deposits bear interest at market rates. The Corporation’s debts have fixed rates of interest. The Corporation does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Currency Risk

The operating results and financial position of the Corporation are reported in United States dollars. As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Corporation’s operations are subject to currency transaction and translation risks.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

As of December 31, 2020 and December 31, 2019, the Corporation had no hedging agreements in place with respect to foreign exchange rates. The Corporation has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Corporation believes that a change in exchange rates will not have a significant impact on financial results. The Corporation performed a sensitivity analysis on the conversion rate applied to Canadian balances:

				Effect on fair
	Value at year end			value, as at
	Dr (Cr.)	Conversion		December 31, 2020
Balance sheet account	CDN $	rate	Sensitivity	$
Cash and cash equivalents	7,860,570	0.7824	Increase / Decrease 1%	61,501
Warrants	(194,209,626)	0.7824	Increase / Decrease 1%	(1,519,496)

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Federal Regulatory Environment

The federal government of the United States regulates controlled substances through the Controlled Substances Act (CSA), which places controlled substances on one of five schedules. Currently, marijuana is classified as a Schedule I controlled substance. A Schedule I controlled substance means the Drug Enforcement Agency considers it to have a high potential for abuse, no accepted medical treatment, and a lack of accepted safety for the use of it even under medical supervision. Overall, the United States federal government has specifically reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by State law. Accordingly, there are a number of significant risks associated with the business of the Corporation and unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Corporation may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States.

The Corporation’s operations, to the Corporation’s knowledge, are in compliance with applicable State laws, regulations and licensing requirements. Additionally, the Corporation uses the same proprietary, best-practices policies and procedures in its managed facilities as in its owned facilities in order to ensure systematic operations and, as such, to the Corporation’s knowledge, the facilities that the Corporation operates are in compliance with applicable State laws, regulations and licensing requirements. Nonetheless, for the reasons described above and risks described under the “Cautionary Note Regarding Forward-Looking Information”, but not limited to these reasons, there are significant risks associated with the business of the Corporation. Readers are strongly encouraged to carefully read all the risk factors contained in this Prospectus and the documents incorporated herein by reference.

On December 20, 2018, the U.S. Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) became law. The law legalizes hemp as an agricultural commodity by removing hemp, its derivatives, cannabinoids, and extracts (including CBD and any part of the cannabis plant which contains 0.3% THC or less on a dry weight basis) from the list of controlled substances in the U.S. Controlled Substances Act. Each State can now develop a plan for the regulation of hemp production, which will be administered subject to the approval and oversight of the United States Department of Agriculture (“USDA”). The USDA will also develop its own regulatory scheme, which will govern in any State that does not develop its own approved regulatory plan. With the passage of the 2018 Farm Bill, hemp and its derivatives cultivated and produced in compliance with federal and state laws and regulations are now legal. However, cultivation is still subject to serious restrictions that, ultimately, may vary greatly between different jurisdictions. Moreover, under a recently released interim final rule (“IFR”) from the Drug Enforcement Agency, “a cannabis derivative, extract, or product that exceeds the 0.3% [THC] limit is a schedule I controlled substance, even if the plant from which it was derived contained 0.3% or less [THC] on a dry weight basis.” This IFR is currently subject to legal challenges, but if it stands, it could significantly impact the ability to legally produce consumer hemp derivatives and extracts under federal law.

The following sections entitled “– Nevada” and “– Massachusetts” and “– Pennsylvania” describe the legal and regulatory landscape in respect of the States in which the Corporation currently operates

While the Corporation’s compliance controls have been developed to mitigate the risk of any violations of a license arising, there is no assurance that the Corporation’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Corporation and have a material adverse effect on the Corporation’s business, financial condition, results of operations or prospects.

As of the date of this MD&A, Joseph R. Biden Jr. is the President of the United States. During his campaign, he stated his policy goal to decriminalize possession of cannabis at the federal level, but did not show support for fully legalizing marijuana. There can be no assurance as to the position any new administration may take on marijuana and a new administration could decide to enforce the federal laws strongly. Any enforcement of current federal laws could cause significant financial damage to the Corporation and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

U.S. Federal Enforcement Priorities

Due to the current federal regulatory environment in the United States, as further described herein, Ayr may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, Ayr may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to invest in the U.S. or any other jurisdiction. See “Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law” and “Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined” in the Annual Information Form (“AIF”), which can be found on SEDAR, incorporated herein by reference.

Changes in government policy or public opinion can significantly influence the regulation of the cannabis industry in Canada, the United States and elsewhere. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may have a material adverse effect on Ayr’s business, financial condition and results of operations. See “Risk Factors” in the AIF, incorporated herein by reference.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from criminal charges or civil proceedings conducted by either the U.S. federal government or private citizens (who have the right to seek private relief for Ayr’s “aiding and abetting” activities that violate U.S. federal law), including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Ayr, including on its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the U.S., the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity, or the market price of its publicly-traded shares. In addition, it is difficult for Ayr to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors – Risks Related to Legality of Cannabis” in the AIF, incorporated herein by reference.

State Regulatory Environment

Nevada

Regulatory Landscape

The use of medical marijuana was legalized in Nevada by a ballot initiative in 2000. Nevada has legislatively enacted the licensing of medical marijuana business establishments since 2013. Adult-use cannabis was approved in November 2016, when voters in Nevada passed an adult-use cannabis measure to allow for the licensing of business establishments to engage in the sale of adult-use cannabis in the State. The first retail stores to sell adult-use marijuana began sales in July 2017. As of July 1, 2020, the Nevada Cannabis Compliance Board (the successor to the Nevada Department of Taxation as the applicable regulatory agency) governs and administers regulatory oversight for the medical and adult-use cannabis programs. Cities and counties in Nevada are allowed to determine the number of local marijuana licenses they will issue up to the maximum number allocated by the statute. The Corporation provides operational support for facilities in Nevada cities or counties with clearly defined marijuana programs. Currently, the Corporation provides operational support to facilities located in the Clark County, Henderson, Reno and Washoe County jurisdictions.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Licenses

The Corporation provides administrative, consulting and operations services to one (1) cultivation facility, two (2) production facilities, and five (5) dispensaries in the State of Nevada. Under applicable laws, the licenses issued for these facilities permit the businesses to cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses and Nevada regulations.

State issued licenses are renewed annually, and local business licenses are renewed quarterly or annually, and there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner along with the necessary supporting documents, including requisite background investigations, and regulatory requirements are met, the licensee would expect to receive the applicable renewed license in the ordinary course of business. One of the entities to whom Ayr provides administrative, consulting and operations services, LivFree, was recently awarded two (2) additional dispensary licenses in the greater Las Vegas market, one (1) in Clark County and one (1) in Henderson, and aims to open the additional Clark County dispensary next year.

Regulations

In the State of Nevada, only marijuana that is grown/produced in the State by a licensed establishment may be sold in the State. The companies to which the Corporation provides operational support are vertically-integrated and have the capabilities to cultivate, harvest, process and sell/dispense/deliver adult-use and medical cannabis and cannabis products.

Reporting Requirements

The State of Nevada uses METRC solution (“METRC”) as the State’s computerized seed-to-sale tracking system used to track commercial marijuana activity. Individual licensees whether directly or through third-party integration systems are required to push data to the State to meet reporting requirements. The companies to which the Corporation provides operational support each have a seed-to-sale system in the State which is designed to capture the required data points for cultivation, manufacturing and retail as required in Nevada Revised Statutes 678B.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against diversion, theft, and loss of cannabis and cannabis products, Nevada licensed cannabis establishments are required to do the following:

1.	Maintain an enclosed, locked facility;

2.	Have a single secure entrance;

3.	Train employees in security measures and controls, emergency response protocol, confidentiality requirements, safe handling of equipment, procedures for handling products, as well as the differences in strains, methods of consumption, methods of cultivation, methods of fertilization and methods for health monitoring;

4.	Implement and install, at a minimum, the following security equipment and practices to deter and prevent unauthorized entrances:

a.	devices that detect unauthorized intrusion (which may include a signal system);

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

b.	exterior lighting designed to facilitate surveillance;

c.	electronic monitoring devices, further including (without limitation);

i.	at least one call-up monitor that is at least 19 inches in size;

ii.	a video printer that can immediately produce a clear still photo from any video camera image;

iii.	video cameras with a recording resolution of at least 704 x 480 that full capture all of the building’s points of ingress and egress as well as all interior limited access areas such that such cameras capture and can identify any activity occurring in or adjacent to the building;

iv.	a video camera at each point-of-sale location which allows for the identification of any person who holds a valid registry identification card, including, without limitation, a designated primary caregiver, purchasing medical marijuana;

v.	a video camera in each grow room that can identify any activity occurring within the grow room in low light conditions;

vi.	a method for storing video recordings from the video cameras for at least 30 calendar days;

vii.	a failure notification system that provides an audible and visual notification of any failure in the electronic monitoring system;

viii.	sufficient battery backup for video cameras and recording equipment to support at least five (5) minutes of recording in the event of a power outage; and

ix.	a security alarm to alert local law enforcement of unauthorized breach of security; and

5.	Implement security procedures that:

a.	restrict access of the establishment to only those persons/employees authorized to be there;

b.	deter and prevent theft;

c.	provide identification (badge) for those persons/employees authorized to be in the establishment;

d.	prevent loitering;

e.	require and explain electronic monitoring; and

f.	require and explain the use of automatic or electronic notifications to alert local law enforcement of any security breaches.

The Corporation is not aware of any specific risks associated with providing administrative, consulting and operations services to licensed cannabis establishments in Nevada. To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Nevada. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis” in the AIF.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Massachusetts

Regulatory Landscape

The use of cannabis for medical use was legalized in Massachusetts by a voter approval of the Massachusetts Marijuana Initiative in 2012. The law took effect on January 1, 2013, eliminating criminal and civil penalties for the possession and use of up to a 60-day or ten (10) ounce supply of marijuana for medical use for patients possessing a State issued registration card.

On November 8, 2016, Massachusetts voters approved Question 4 or the Massachusetts Marijuana Legalization Initiative, which allowed for recreational or “adult-use” cannabis in the Commonwealth. On September 12, 2017, the Cannabis Control Commission (“CCC”) was established under Chapter 55 of the Acts of 2017 (the “Massachusetts Act”) to implement and administer laws enabling access to medical and adult-use cannabis.

On November 16, 2018, the CCC issued the first notices for retail marijuana establishments to commence adult-use operations in Massachusetts.

Under the current program there are no State-wide limits on the total number of licenses permitted; however, no individual or entity shall be a controlling person over more than three licenses in a particular class of license. Similarly, no individual, corporation or other entity shall be in a position to control the decision making of more than three licenses in a particular class of license. In addition, all marijuana establishments are required to enter into host community agreements with the municipality in which they are located.

Licenses

The Corporation maintains two (2) adult-use cultivation licenses, one (1) adult-use product manufacturer license and one (1) adult-use transportation license in the Commonwealth of Massachusetts. In addition, the Corporation owns medical licenses that allow it to maintain three (3) medical marijuana dispensaries in the Commonwealth. These licenses permit the Corporation to cultivate, manufacture, process, package, sell, and purchase marijuana pursuant to the terms of the licenses.

Regulations

Under the terms of the marijuana cultivator license, the licensee may cultivate, process and package marijuana, to transfer and deliver marijuana products to marijuana establishments, but not to consumers. A marijuana product manufacturer is an entity authorized to obtain, manufacture, process and package marijuana and marijuana products, to deliver marijuana and marijuana products to marijuana establishments and to transfer marijuana and marijuana products to other marijuana establishments, but not to consumers. A marijuana retailer is an entity authorized to purchase and deliver marijuana and marijuana products from marijuana establishments and to sell or otherwise transfer marijuana and marijuana products to marijuana establishments and to consumers. A marijuana retailer provides a retail location which may be accessed by consumers 21 years of age or older or, if the retailer is co-located with a registered marijuana dispensary (“RMD”) by individuals who are registered qualifying patients with the Medical Use of Marijuana Program with a registration card.

In order for a customer to be dispensed marijuana, they must present a valid government issued photo ID immediately upon entry of the retail facility. If the individual is younger than 21 years old but 18 years of age or older, he or she shall not be admitted unless he or she produces an active medical registration card issued by the CCC. If the individual is younger than 18 years old, he or she shall not be admitted unless he or she produces an active medical registration card and is accompanied by a personal caregiver with an active medical registration card. In addition to the medical registration card, registered qualifying patients 18 years of age and older and personal caregivers must also produce proof of identification.

Each recreational customer may be dispensed no more than one ounce of marijuana or five grams of marijuana concentrate per transaction as outlined in 935 CMR 500.140(4). Medical patients may be dispensed up to a 60-day supply of marijuana, or the equivalent amount of marijuana in marijuana infused products (“MIPs”), that a registered qualifying patient would reasonably be expected to need over a period of 60 calendar days for his or her personal medical use, which is ten ounces, subject to 105 CMR 725.010(I).

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Allowable forms of marijuana in Massachusetts include smokable dried flower, dried flower for vaporizing, cannabis derivative products (i.e., vape pens, gel caps, tinctures, etc.) and medical cannabis-infused products, including edibles.

In the Commonwealth of Massachusetts, only cannabis that is grown and manufactured in the Commonwealth can be sold in the State. For adult-use, Massachusetts is not a vertically-integrated system. As a result, a marijuana retailer may purchase and transport marijuana products from marijuana establishments and transport, sell or otherwise transfer marijuana products to marijuana establishments and to consumers. Licensed cultivators and product manufacturers may cultivate, harvest, process, produce package and sell marijuana products to marijuana establishments.

Reporting Requirements

The CCC has selected METRC as the State’s track-and-trace (“T&T”) system used to track commercial cannabis activity and movement across the distribution chain (“seed-to-sale”). The system allows for other third-party system integration via application program interface (“API”).

The Corporation is not aware of any specific risks associated with operating in Massachusetts. To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Massachusetts. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis” in the AIF.

Pennsylvania

Regulatory Landscape

The Pennsylvania Medical Marijuana Act (the “PAMMA”) was signed into law on April 17, 2016 and originally provided access to Pennsylvania residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and post-traumatic stress disorder (“PTSD”). Retail sales began in February 2018. The Commonwealth of Pennsylvania, which consists of nearly 13 million residents and qualifies as the fifth largest population in the U.S., operates as a high-barrier market with very limited market participation. The PAMMA authorizes only a maximum of 25 grower/processor permits and 50 dispensary permits. As part of “Phase 1” of the Commonwealth’s permitting process in 2017, the Pennsylvania Department of Health (the “PA DOH”) which administers the Commonwealth's Medical Marijuana Program, originally awarded only 12 grower/processor permits and 27 dispensary permits. Subsequently, in 2018, PA DOH conducted “Phase 2” of the permitting process, during which it awarded the remaining 13 grower/processor permits and 23 dispensary permits authorized under the PAMMA. In July of 2019, the PA DOH expanded the list of qualifying medical conditions to include anxiety disorders and Tourette syndrome, increasing the number of qualifying conditions to 23. As of May 2020, there were 297,317 patients registered in the Program.

Chapter 20 of the PAMMA established a marijuana research program whereby clinical registrants collaborate with medical schools and hospitals to design and implement a research plan. Chapter 20 authorizes PA DOH to issue grower/processor and dispensary permits to up to eight (8) clinical registrants. Under these permits, which are in addition to the 25 grower/processor and 50 dispensaries mentioned above, clinical registrants effectively operate as vertically integrated entities. Furthermore, the dispensary permits authorize clinical registrants to operate dispensaries at up to six (6) locations in any region of the Commonwealth. The dispensaries must dispense marijuana for the purpose of conducting research. As of August 2020, PA DOH selected the eight and final clinical registrants.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Licenses

All dispensaries must register with the PA DOH. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email and include a renewal form.

License and Regulations

Each retail dispensary license permits the holder to purchase marijuana and marijuana products from grower/processor facilities and allows the sale of marijuana and marijuana products to registered patients.

Site-Visits & Inspections

All licensed dispensary locations must be inspected and approved by the PA DOH before commencing live operations. Thereafter, dispensaries are subject to PA DOH inspection, whether with or without notice.

Reporting Requirements

The Commonwealth of Pennsylvania uses MJ Freeway as a T&T system for seed-to-sale reporting. Individual permittees are required to use MJ Freeway to push data to the Commonwealth to meet all reporting requirements. The Corporation uses MJ Freeway as its Pennsylvania subsidiary’s in-house computerized seed-to-sale software, which integrates with the Commonwealth’s MJ Freeway program and captures the required data points for cultivation, manufacturing and retail as required in the Pennsylvania medical marijuana laws and regulations.

Storage and Security

All dispensaries are required to have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

The Corporation is not aware of any specific risks associated with operating in Pennsylvania. To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Pennsylvania. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis” in the AIF.

Ohio

Regulatory Landscape

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program (“MMCP”) allows people with certain medical conditions, upon the recommendation of an Ohio-licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the MMCP would be in place no later than September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. Sales of medical marijuana in Ohio began in January 2019.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The following three state government agencies are responsible for the operation of the MMCP: (i) the Ohio Department of Commerce is responsible for overseeing medical marijuana cultivators, processors and testing laboratories; (ii) the State of Ohio Board of Pharmacy is responsible for overseeing medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana and coordinating the Medical Marijuana Advisory Committee; and (iii) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended. Qualifying medical conditions for medical marijuana include: acquired immune deficiency syndrome, Amyotrophic lateral sclerosis (“ALS” also known as Lou Gehrig's disease), Alzheimer's disease, cancer, chronic traumatic encephalopathy, Crohn's disease, epilepsy or other seizure disorder, fibromyalgia, glaucoma, hepatitis C, inflammatory bowel disease, multiple sclerosis (MS), pain (either chronic and severe, or intractable), Parkinson's disease, positive status for Human Immunodeficiency Virus (“HIV”), PTSD, sickle cell anemia, spinal cord disease or injury, Tourette’s syndrome, traumatic brain injury, ulcerative colitis or any other disease or condition added by the state medical board under section 4731.302 of the Ohio Revised Code. In order for a patient to be eligible to obtain medical marijuana, a physician must make the diagnosis of one of these conditions. The State of Ohio Board of Pharmacy is in the process of revising its regulations for dispensaries, for the forms and methods for administering medical marijuana, and for patients and caregivers.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, tinctures, plant material, edibles, patches and any other forms approved by the State Board of Pharmacy (other than smoking or combustion).

Licenses

Neither the Corporation nor its subsidiaries currently hold any cannabis licenses in Ohio.

License and Regulations

To be considered for approval of a processing license, the applicant must complete all mandated requirements. To obtain a Certificate of Operation for a processing facility, the prospective licensee must be capable of operating in accordance with Chapter 3796 of the Ohio Revised Code, the Medical Marijuana Control Program. Certificates of Operation for a processing license must be renewed annually. A certificate of operation will expire on the date identified on the certificate. Following issuance of a Certificate of Operation, the Corporation will be authorized to manufacture and produce medical cannabis products. A processor licensee must submit its renewal application at least 30 days prior to the expiration date of the certificate of operation. If a licensee’s renewal application is not filed prior to the expiration date of the certificate of operation, the certificate of operation will be suspended for a maximum of 30 days. After 30 days, if the licensee has not successfully renewed the certificate of operation, including the payment of all applicable fees, the certificate of operations will be deemed expired.

Reporting

Ohio uses the METRC system as its seed-to-sale tracking system. Licensees are required to use METRC to push data to the State to meet all of the reporting requirements. The Corporation intends to implement its seed-to-sale tracking system to comply with the State’s tracking and reporting requirements.

Storage and Security

All licensees must have a security system that remains operational at all times and that uses commercial grade equipment to prevent and detect diversion, theft or loss of medical cannabis, including:

•	Fencing and gates;

•	A perimeter alarm;

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

•	Approved safes, vaults, or any other approved equipment or areas used for processing or storing of plant material, medical marijuana extract, and medical marijuana products;

•	Back-up alarm systems;

•	Motion detectors; and

•	Duress and panic alarms.

Video cameras must be installed at the processing facility and directed at all approved safes, approved vaults, cannabis sales areas, and any other area where plant material, medical cannabis extract, or medical cannabis products are being processed, stored or handled. Live feed video surveillance with motion active recording capabilities must be in place 24 hours a day, seven days a week. Recordings from all video cameras must be readily available for immediate review by regulating and law enforcement with jurisdiction upon request and must be retained for at least six months.

The Corporation is not aware of any specific risks associated with operating in Ohio. To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Ohio. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis” in the AIF

Arizona

Regulatory Landscape

In 2010, Arizona passed Ballot Proposition 203, which amended Title 36 to the Arizona Revised Statutes. This amendment added Chapter 28.1, titled the Arizona Medical Marijuana Act (the “AMMA”). The AMMA is codified in Arizona Revised Statutes (“ARS”) § 36-2801 et. seq. The AMMA also appointed the Arizona Department of Health Services (“ADHS”) as the regulator for the program and authorized ADHS to promulgate, adopt and enforce regulations for the AMMA. These ADHS regulations are embodied in the Arizona Administrative Code Title 9 Chapter 17 (the “Rules”). ARS § 36-2801(12) defines a “nonprofit medical marijuana dispensary” as “a not-for-profit entity that acquires, possesses, cultivates, manufactures, delivers, transfers, transports, supplies, sells or dispenses marijuana or related supplies and educational materials to cardholders.”

The ADHS established the medical marijuana program. To operate within the medical marijuana program, an entity must apply for, and receive from ADHS, a Medical Marijuana Dispensary Registration Certificate (“Certificate”). Each Certificate is vertically integrated and authorizes the entity that holds the Certificate to dispense and cultivate medical cannabis. Each Certificate allows the holding entity to operate one retail dispensary, one on-site cultivation facility located at the same location as the retail dispensary, and one off-site cultivation facility located anywhere within the State of Arizona. Prior to opening its dispensary and cultivation operations, the entity must apply for, and receive from ADHS, an Approval to Operate. The entity must then file an application with ADHS to renew its Certificate every two years and must also submit audited annual financial statements. The Rules prohibit an entity from transferring or assigning the Certificate; however, entities that hold a Certificate may contract with third parties to provide various services related to the ongoing operation, maintenance, and governance of its dispensary and/or cultivation facility, so long as such contracts do not violate the requirements of the AMMA or the medical marijuana program.

The ADHS had until April 2012 to establish a registration application system for patients and nonprofit marijuana dispensaries, as well as a web-based verification platform for use by officials and dispensaries to verify a patient’s status. It also specified patients’ rights, qualifying medical conditions, and allowed out-of-state medical marijuana patients to maintain their patient status (though not to purchase marijuana). To purchase medical marijuana, a patient must apply for, and receive from ADHS, a medical marijuana patient card. On December 6, 2012, Arizona’s first licensed medical marijuana dispensary opened in Glendale, Arizona.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

To qualify to use medical marijuana under the AMMA, a patient must have a qualifying medical condition. Qualifying medical conditions include HIV, cancer, glaucoma, Acquired Immune Deficiency Syndrome (“AIDS”), Hepatitis C, Crohn’s disease, agitation of Alzheimer’s disease, ALS, PTSD, and a chronic or debilitating disease or medical condition, or the treatment for a chronic or debilitating disease or medical condition, that causes cachexia or wasting syndrome, severe and chronic pain, severe nausea, seizures, or severe or persistent muscle spasms.

In 2019, Arizona Governor Doug Ducey signed into law Senate Bill 1494, which, among other items, requires testing of medical marijuana and establishes biannual renewal of patient cards. Senate Bill 1494 also authorizes the ADHS to adopt rules for inspecting medical marijuana dispensaries and creates an independent testing regime for marijuana cultivated by a medical marijuana dispensary. Beginning in November 2020, before marijuana is sold, the entity holding a Certificate must test the marijuana for unsafe levels of microbial contamination, heavy metals, pesticides, herbicides, fungicides, growth regulators, and residual solvents. Senate Bill 1494 also authorizes civil penalties of up to $1,000 per violation (not to exceed $5,000 in a 30-day period) on medical marijuana dispensaries. Regulations implementing Senate Bill 1494 went into effect on August 27, 2019. In February 2020, the ADHS began an additional round of rulemaking designed to improve the regulations regarding independent testing, which remains an ongoing process.

On November 3, 2020, Arizona voters passed Proposition 207, known as the “Smart and Safe Arizona Act,” which permits the lawful sale of marijuana to adults over 21 years old for recreational use. Proposition 207 directs ADHS to establish additional rules and regulations regarding the recreational sale of marijuana. Entities that hold a Certificate to sell medical marijuana have the right under Proposition 207 to obtain a Marijuana Establishment License to sell recreational marijuana. If ADHS does not issue Marijuana Establishment Licenses by April 5, 2021, entities that hold a Certificate may cultivate, produce, process, manufacture, transport, and test marijuana and marijuana products, and may sell marijuana and marijuana products to adult consumers, until ADHS issues Marijuana Establishment Licenses.

Licenses

Neither the Corporation nor its subsidiaries currently hold any cannabis licenses in Ohio.

Licensing Requirements

In order for an applicant entity to receive a Certificate, it must: (i) fill out an application on the form proscribed by ADHS, (ii) submit the applicant’s articles of incorporation and by-laws, (iii) submit fingerprints for each principal officer and board member of the applicant for a background check to exclude certain felonies, (iv) submit a business plan and policies and procedures for inventory control, security, patient education, and patient recordkeeping that are consistent with the AMMA and the Rules to ensure that the dispensary will operate in compliance, and (v) designate an Arizona licensed physician as the Medical Director for the dispensary. Certificates are renewed every two years so long as the dispensary is in good standing with ADHS, pays the renewal fee, and submits an independent third party financial audit.

Once an applicant entity is issued a Certificate, it may establish one physical retail dispensary location, one cultivation location which is co-located at the dispensary’s retail site (if allowed by local zoning), and one additional off-site cultivation location. None of these sites can be operational, however, until the dispensary receives an Approval to Operate from ADHS for the applicable site. This Approval to Operate requires: (i) an application on the ADHS form, (ii) demonstration of compliance with local zoning regulations, (iii) a site plan and floor plan for the applicable property, and (iv) an in-person inspection by ADHS of the applicable location to ensure compliance with the Rules and consistency with the dispensary’s applicable policies and procedures.

With the passage of Senate Bill 1494, Certificates are renewed biennially. Before expiry, an entity holding a Certificate must submit a renewal application. While renewals are granted biennially, there is no ultimate expiry after which no renewals are permitted.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Security Requirements for Dispensary Facilities

Any dispensary facility (both retail and cultivation) must abide by the following security requirements: (i) ensure that access to the facilities is limited to authorized agents of the dispensary who are in possession of a dispensary agent identification card, and (ii) equip the facility with: (a) intrusion alarms and surveillance equipment, (b) exterior and interior lighting to facilitate surveillance, (c) at least one 19-inch monitor for surveillance and a video capable of printing a high resolution still image, (d) high resolution video cameras at all points of sale, entrances, exits, and limited access areas, both in and around the building, (e) 30 days’ video storage, (f) failure notifications and battery backups for the security system, and (g) panic buttons inside each building.

Storage Requirements

Any dispensary facility (both retail and cultivation) must abide by the following requirements for the storage of product: (i) product must be stored in an area that is separate from areas used to store toxic and flammable materials, (ii) product must be stored in a manner that is clean and sanitary, (iii) product must be protected from flies, dust, dirt, and any other contamination, and (iv) surfaces and objects used in the handling and storage of product must be cleaned daily. Additionally, the Rules establish strict inventory protocols for tracking product from “seed to sale,” which requires product to be traceable to the original plants used to grow the cannabis used in the product.

Transportation Requirements

Dispensaries may transport medical cannabis between their own sites, or between their sites and another dispensary’s site, and must comply with the following Rules: (i) prior to transportation, the dispensary agent must complete a trip plan showing: (a) the name of the dispensary agent in charge of transporting the cannabis, (b) the date and start time of the trip, (c) a description of the cannabis, cannabis plants, or cannabis paraphernalia being transported, and (d) the anticipated route of transportation; (ii) during transport the dispensary agent shall: (a) carry a copy of the trip plan at all times, (b) use a vehicle with no medical cannabis identification, (c) carry a cell phone, and (d) ensure that no cannabis is visible; and (iii) dispensaries must maintain trip plan records.

ADHS Inspections and Enforcement

ADHS may inspect a facility at any time upon five (5) days’ notice to the dispensary. However, if ADHS receives a complaint that a dispensary is not in compliance with the AMMA or the Rules, ADHS may conduct an unannounced inspection. ADHS will provide written notice to the dispensary via a Statement of Deficiencies of any violations found during any inspection, after which the dispensary has 20 working days to take corrective action and to provide ADHS with a written Plan of Correction.

ADHS shall revoke a Certificate if a dispensary: (i) operates before obtaining Approval to Operate a dispensary from ADHS, (ii) dispenses, delivers, or otherwise transfers cannabis to an entity other than another licensed dispensary, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, (iii) acquires usable cannabis or mature cannabis plants from any entity other than another licensed dispensary, a qualifying patient with a valid registry identification card, or a designated caregiver with a valid registry identification card, or (iv) if a principal officer or board member has been convicted of an excluded felony offense.

Furthermore, ADHS may revoke a Certificate if a dispensary does not: (i) comply with the requirements of the AMMA or the Rules, or (ii) implement the policies and procedures or comply with the statements provided to ADHS with the dispensary’s application.

The Corporation is not aware of any specific risks associated with operating in Arizona. To the knowledge of management of the Corporation, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Arizona. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis” in the AIF.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Florida

Regulatory Landscape

In 2014, the Florida Legislature passed the Compassionate Use Act which was the first legal medical cannabis program in the state’s history. The original Compassionate Use Act only allowed for low-THC cannabis to be dispensed and purchased by patients suffering from cancer and epilepsy. In 2016, the Florida Legislature passed the Right To Try Act which allowed for full potency cannabis to be dispensed to patients suffering from a diagnosed terminal condition. Also in 2016, the Florida Medical Marijuana Legalization Initiative was introduced by citizen referendum and passed with a 71.3% majority. This initiative amended the state constitution and mandated an expansion of the state’s medical cannabis program.

The Florida Medical Marijuana Legalization Initiative, Amendment 2 (“Amendment 2”), and the expanded qualifying medical conditions, became effective on January 3, 2017. The Florida Department of Health (“FDOH”), physicians, dispensing organizations, and patients are also subject to Article X Section 29 of the Florida Constitution and §381.986 of the Florida Statutes. On June 9, 2017, the Florida House of Representatives and Florida Senate passed respective legislation to implement the expanded program by replacing large portions of the existing Compassionate Use Act, which officially became law on June 23, 2017. The law regulating Amendment 2 provides licenses to operate as Medical Marijuana Treatment Centers (“MMTCs”) to all entities that held an active, unrestricted licenses to cultivate, process, transport, and dispense low-THC cannabis or medical cannabis before July 1, 2017, as well as an additional 10 entities. The law also provides for another four licenses to be issued for every 100,000 patients added to the state’s medical marijuana registry and allows MMTCs to open an unlimited number of dispensaries.

Licenses

Subsection 381.986(8)(a) of the State of Florida Statutes provides a vertically-integrated regulatory framework that requires licensed producers, through MMTCs, to cultivate, process and dispense medical cannabis in a vertically integrated marketplace. Licenses issued by the FDOH may be renewed biennially so long as the license meets the requirements of the law and the license holder pays a renewal fee.

The license permits the sale of medical cannabis to qualified patients to treat certain medical conditions. In Florida, there is no state-imposed limitation on the permitted size of cultivation or processing facilities, nor is there a limit on the number of plants that may be grown. Dispensaries may be located in any location throughout Florida as long as the local government has not issued a prohibition against MMTC dispensaries in their respective municipality. Provided there is not a ban, a dispensary may be located in a site zoned for a pharmacy so long as the location is greater than 500 feet from a public or private elementary, middle, or secondary school.

Licensing Requirements

Licenses issued by the FDOH are renewed biennially so long as the licensee meets requirements of the law and pays a renewal fee. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

An MMTC license applicant must demonstrate that: (i) they have been registered to do business in Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture and Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of raw materials, finished products, and by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably required to dispense cannabis to registered qualified patients statewide or regionally as determined by the FDOH, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the FDOH, (viii) its owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, and ensure that a medical director is employed to supervise the activities of the MMTC, and (ix) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the FDOH, the applicant must post a performance bond of up to US$5,000,000, which may be reduced by meeting certain criteria such as a minimum patient count.

Dispensary

An MMTC may not dispense more than a 70-day supply of cannabis within a 70-day period, except an MMTC may not dispense more than a 35-day supply of marijuana in a form for smoking within a 35-day period. The MMTC employee who dispenses the cannabis must enter into the registry his or her name or unique employee identifier. The MMTC must verify that: (i) the qualified patient and the caregiver, if applicable, each has an active registration in the registry and active and valid medical cannabis use registry identification card, (ii) the amount and type of cannabis dispensed matches the physician certification in the registry for the qualified patient, and (iii) the physician certification has not already been filled. An MMTC may not dispense to a qualified patient younger than 18 years of age, only to such patient’s caregiver. An MMTC may not dispense or sell any other type of cannabis, alcohol, or illicit drug-related product, except a cannabis delivery device as specified in the physician certification. An MMTC must, upon dispensing, record in the registry: (i) the date, time, quantity and form of cannabis dispensed, (ii) the type of cannabis delivery device dispensed, and (iii) the name and registry identification number of the qualified patient or caregiver to whom the cannabis delivery device was dispensed. An MMTC must ensure that patient records are not visible to anyone other than the patient, caregiver, and MMTC employees.

Storage and Security

Each MMTC must maintain a video surveillance system that records continuously 24 hours per day and has specified features. MMTCs must retain video surveillance recordings for at least 45 days, or longer upon the request of law enforcement.

An MMTC’s outdoor premises must have sufficient lighting from dusk until dawn. An MMTC’s dispensing facilities must include a waiting area with sufficient space and seating to accommodate qualified patients and caregivers and at least one private consultation area and such facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00 p.m. and 7:00 a.m. but may perform all other operations and deliver cannabis to qualified patients 24-hours a day.

Cannabis must be stored in a secured, locked room or a vault. An MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. MMTC employees must wear a photographic identification badge and visitors must wear a visitor pass at all times on the premises. An MMTC must report to law enforcement within 24 hours after the MMTC is notified of or becomes aware of the theft, diversion or loss of cannabis.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Transportation

A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed-to-sale tracking system and must include the: (i) departure date and time, (ii) name, address, and license number of the originating MMTC, (iii) name and address of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the MMTC employees delivering the product. Further, a copy of the transportation manifest must be provided to each individual, MMTC that receives a delivery. MMTCs must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must have their employee identification on them at all times. Lastly, at least two people must be in a vehicle transporting cannabis or cannabis delivery devices, and at least one person must remain in the vehicle while the cannabis or cannabis delivery device is being delivered.

Inspections

The FDOH conducts announced and unannounced inspections of MMTCs to determine compliance with the laws and rules. The FDOH shall inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The FDOH shall conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

New Jersey

Regulatory Landscape

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act (the “NJ Act”), permitting the use of medical cannabis for persons with debilitating conditions including cancer, HIV/AIDS, ALS, Crohn’s disease and any terminal illness. The law permits the New Jersey Department of Health (“NJDH”) to create rules to add other illnesses to the permitted conditions. The NJ Law does not permit patients to grow their own cannabis but rather mandates that cannabis must be acquired through Alternative Treatment Centers (“ATCs”) licensed by the State.

Caregivers for patients are permitted to collect cannabis on behalf of the patient. Under the NJ Act, six ATCs received licenses from the State. The ATCs are non-profit entities and have the exclusive right to produce and sell medical cannabis in New Jersey.

On March 27, 2018 through executive order No. 6 (2018), Governor Phil Murphy expanded the medical cannabis program, announcing the 20-plus recommendations presented by the NJDH on March 23, 2018. The NJDH’s recommendations and next steps included certain measures that took effect immediately (e.g. the addition of debilitating conditions and the reduction of registration fees) and other recommendations (e.g. the home delivery model) that require further regulatory or statutory enactment.

In February 2019, the NJDH amended the list of debilitating conditions to include opioid use disorder, which had been accepted as petition by the review panel. The NJDH also implemented measures to streamline the enrollment process for patients, allow physicians to opt out of being listed publicly, and have started the permitting process for six new ATCs.

Licenses

The NJDH is responsible for administering the NJ Act to ensure qualifying patients’ access to safe cannabis for medical use in New Jersey. The NJDH is responsible for issuing permits to entities who will operate an ATC. New Jersey is a vertical state where the dispensary needs to be in the same location as the growing and processing facilities. One of the recommendations in executive order No. 6 is to allow existing license holders to have up to two additional dispensaries not attached to the growing facility. The NJDH has issued six licenses and are now accepting applications for up to six additional permits.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

ATC permits expire annually on December 31. A permit renewal application must be submitted at least 60 days prior to the expiration date. An ATC that seeks to renew its permit shall submit to the permitting authority an application for renewal with all required documentation and the required fees. An ATC shall update and ensure the correctness of all information submitted in previous applications for a permit or otherwise on file with the NJDH. Prior to the issuance of any permit, every principal officer, owner, director and board member of an ATC must certify stating that he or she submits to the jurisdiction of the courts of the State of New Jersey and agrees to comply with all the requirements of the laws of New Jersey pertaining to New Jersey’s Medicinal Marijuana Program. Failure to provide correct and current up-to-date information is grounds for denial of the application for renewal of the permit.

As of April 1, 2019, approximately 44,000 patients were registered and have medical licenses allowing them to purchase cannabis products from an ATC.

Reporting Requirements

New Jersey does not have a unified T&T solution. All information is forwarded to the New Jersey Medical Marijuana Program through email. The ATC collects and submits to the NJDH for each calendar year statistical data on (a) the number of registered qualified patients and registered primary caregivers, (b) the debilitating medical conditions of the qualified patients, (c) patient demographic data, (d) summary of the patient surveys and evaluation of services and (e) other information as the NJDH may require. The ATC must retain records for at least two years.

Storage and Security

The ATC will establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis. The ATC will conduct a monthly inventory of cultivating, stored, usable and unusable cannabis. Through a unified T&T system is not currently in place, an ATC is required to have a T&T for tracking inventory and dispensing cannabis products to patients. CCF uses MJ Freeway as its T&T system. An ATC is authorized to possess two ounces of usable cannabis per registered qualifying patient plus an additional supply, not to exceed the amount needed to enable the alternative treatment center to meet the demand of newly registered qualifying patients.

Per regulatory requirements an ATC, at a minimum, must (a) establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis, (b) conduct a monthly inventory of cultivating, stored, usable and unusable cannabis, (c) perform a comprehensive inventory inspection at least once every year from the date of the previous comprehensive inventory, and (d) promptly transcribe inventories taken by use of an oral recording device. If cannabis is disposed of, the ATC must maintain a written record of the date, the quantity disposed of, the manner of disposal and the persons present during the disposal, with their signatures. ATCs must keep disposal records for at least two years. Results of the inventory inspection should document the date of the inventory review, a summary of the inventory findings and the name, signature and title of the individuals who conducted the inventory inspection.

An ATC shall limit access to medicinal cannabis storage areas to the absolute minimum number of specifically authorized employees. In the event non-employee maintenance personnel, business guests or visitors to be present in or pass through medical cannabis storage areas, the ATC must have a dedicated person who is specifically authorized by policy or job description to supervise the activity. The ATC must ensure that the storage of usable cannabis prepared for dispensing to patients is in a locked area with adequate security.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Security

An ATC is required to implement effective controls and procedures to guard against theft and diversion of cannabis including systems to protect against electronic records tampering. At a minimum, every ATC must (a) install, maintain in good working order and operate a safety and security alarm system that provides suitable protection 24 hours a day, seven days a week against theft and diversion, (b) immediately notifies the state or local police agencies of an unauthorized breach of security. An ATC must conduct maintenance inspections and tests of the security alarm system at intervals not to exceed 30 days from the previous inspection.

A video surveillance system must be installed and operated to clearly monitor all critical control activities of the ATC and must operate in good working order at all times. The ATC must provide two monitors for remote viewing via telephone lines to the NJDH offices. This security system must be approved by State of New Jersey’s Medicinal Marijuana Program prior to permit issuance. The original tapes or digital pictures produced by the system must be stored in a safe place for a minimum of 30 days.

Transportation

An ATC that is authorized by permit to cultivate medicinal marijuana at one location and to dispense it at a second location shall transport only usable marijuana from the cultivation site to the dispensing site according to a delivery plan submitted to the Department. Each vehicle must be staffed with at least two registered ATC employees. At least one delivery team member shall remain with the vehicle at all times that the vehicle contains medicinal marijuana. Each delivery team member shall have access to a secure form of communication with the ATC, such as a cellular telephone, at all times that the vehicle contains medicinal marijuana. Each delivery team member must possess their ATC employee identification card at all times and shall produce it to NJDH staff or law enforcement officials upon demand.

Each transport vehicle needs to be equipped with a secure lockbox or locking cargo area, which shall be used for the sanitary and secure transport of medicinal marijuana. Each ATC must maintain current commercial automobile liability insurance on each vehicle used for transport of medicinal marijuana in the amount of one million dollars per incident. Each ATC must ensure that vehicles used to transport medicinal marijuana bear no markings that would either identify or indicate that the vehicle is used to transport medicinal marijuana, and each trip must be completed in a timely and efficient manner, without intervening stops or delays. Each ATC shall maintain a record of each transport of medicinal marijuana in a transport logbook, which must include dates and times of trips, names of employees on the delivery team, relevant facts about the products transported and the signatures of the delivery team.

ATCs must report any vehicle accidents, diversions, losses, or other reportable events that occur during transport to the permitting authority in accordance with New Jersey law.

Home delivery is not permitted under New Jersey law. An ATC may not deliver marijuana to the home or residence of a registered qualifying patient or primary caregiver.

Inspections

An ATC is subject to onsite assessment by the NJDH at any time. The NJDH may enter an ATC without notice to carry out an onsite assessment in accordance New Jersey laws and regulations. All ATCs are required to provide the NJDH or the NJDH’s designee immediate access to any material and information so requested. Submission of an application for an ATC permit constitutes permission for entry and onsite assessment of an ATC, and failure to cooperate with an onsite assessment and or to provide the NJDH access to the premises or information may be grounds to revoke the permit of the ATC and to refer the matter to state law enforcement agencies.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

An onsite assessment may include (1) the review of all ATC documents and records and conferences with qualifying patients and primary caregivers and other persons with information, and the making and retaining of copies and/or extracts, (2) the use of any computer system at the ATC to examine electronic data, (3) the reproduction and retention of any document and/or electronic data in the form of a printout or other output, (4) the examination and collection of samples of any marijuana found at the ATC, and (5) the seizure and detention of any marijuana or thing believed to contain marijuana found at the ATC.

Compliance with State Regulatory Frameworks

Nevada Regulatory Compliance

Each of the Nevada-based cannabis establishments for which the Corporation provides administrative, consulting and operations services possesses licenses and operates cannabis facilities in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Nevada in all material respects, and maintains the appropriate licenses for the cultivation, production, distribution and operation of dispensaries, as applicable.

None of the Nevada-based cannabis businesses for which the Corporation provides operational support has experienced any non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor are any of the Corporation’s Nevada-based cannabis businesses subject to any outstanding notices of violation by the State of Nevada which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, on behalf of businesses for which it provides operational support, Ayr intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and, on behalf of businesses for which it provides operational support, Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Each of the Nevada-based cannabis businesses for which the Corporation provides operational support uses a seed-to-sale capable control system for tracking and tracing cannabis plants and products. Each of Leaflogix and Metrc are in use among the Corporation’s Nevada-based businesses for which it provides operational support. These solutions have been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to these software-based control systems, each of the Nevada licensed cannabis establishments to which the Corporation provides operational support has designated a set of operating procedures, including employee training in respect of such procedures, to seek to secure compliance.

Standard operating procedures in respect of regulatory compliance were developed by each of the Nevada licensed cannabis establishments to which the Corporation provides operational support and reviewed with the applicable regulators during each of the establishment’s initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at each of the Nevada licensed cannabis establishments to which the Corporation provides operational support are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

Each of the Nevada licensed cannabis establishments to which the Corporation provides operational support has detailed standard operating procedures in respect of building security, cash management, security of financial instruments, security monitoring systems, security of information, and general security and safety.

Each of the Nevada licensed cannabis establishments to which the Corporation provides operational support utilizes a security system around the perimeter of each dispensary designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with State regulatory requirements.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Additionally, each of the Nevada licensed cannabis establishments to which the Corporation provides operational support also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: Each of the Nevada licensed cannabis establishments to which the Corporation provides operational support maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

•	wholesale transfer;

•	inventory intake;

•	inventory management;

•	retail transactions; and

•	sales data tracking and reporting.

Procedures exist to ensure each of the applicable Nevada licensed cannabis establishments to which the Corporation provides operational support facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

•	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;

•	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and

•	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For cultivation and production facilities, for each lot received at a facility, such inventory control systems are designed to document:

•	the batch or lot number;

•	the strain of the marijuana seeds or marijuana cuttings planted;

•	the number of marijuana seeds or marijuana cuttings planted;

•	the date on which the marijuana seeds or cuttings were planted;

•	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;

•	the number of marijuana plants grown to maturity;

•	harvest information, including:

o	the date of harvest;

o	the final yield weight of processed usable marijuana; and

o	the name and agent registration card number of the agents responsible for the harvest;

•	marijuana flowers in process in all locations;

•	marijuana in storage by location;

•	marijuana in locked containers awaiting disposal; and

•	an audit trail of all material inventory adjustments.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Retail dispensaries maintain current and complete books and records and sales reports, including invoices that reflect all purchases and sales of marijuana made to and by the applicable dispensary, that are available from an electronic verification systems, point of sale systems, and/or inventory control systems (which may be separate systems or functionalities combined into a single system) and are stored in secure safe rooms. Such records include:

•	in respect of dispensary inventory:

o	the date and time of delivery of each purchase or transfer from a cultivation or production facility;

o	the quantity, type and form and price of marijuana and infused or edible products purchased from a cultivation or production facility in each purchase as well as related products;

o	invoices and delivery documents, showing entry into the inventory control system; and

o	the quantity of marijuana still available for sale at the dispensary; and

•	in respect of dispensary retail sales:

o	the date and time of each retail sale;

o	the quantity, type, form, and price of marijuana distributed or dispensed;

o	the price paid or consideration given for the marijuana;

o	identifying information of the purchaser (i.e., name and address, and card number in the case of medical marijuana transactions); and

o	identifying information of the employee conducting the transaction (i.e., the name, initials, or employee identification number of the person who dispensed or sold the marijuana).

All invoices and delivery documents must be systematically filed and maintained for a period of five years from date of delivery and must show a legible and complete statement of terms and conditions for each purchase.

Sales records must be compliant with all of the applicable policies and procedures according to applicable documented plans of the Nevada licensed cannabis establishments to which the Corporation provides operational support, State laws and regulations, and must include for regulatory authority reporting and internal tracking purposes:

•	the date and time of each sale;

•	the method of distribution (on-site or delivery);

•	the quantity, form, and price marijuana and any other products dispensed;

•	the consideration given;

•	the name, address, and identification number of the marijuana as recorded on the electronic verification system; and

•	the names, initials, or employee identification numbers of the individuals who packaged, dispensed, delivered, and sold the marijuana.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed by the applicable Nevada licensed cannabis establishments to which the Corporation provides operational support is recorded in the relevant inventory control system, including:

•	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;

•	the date of disposal;

•	confirmation that the marijuana was rendered unusable before disposal;

•	the method of disposal; and

•	the name and card number of the agents responsible for the disposal.

Only specifically authorized employees can destroy product. A list of authorized employees that may destroy product is required to be maintained at each such Nevada-based business facility. Permissions are defined by agent and password protected. The destroyed weight and the reason for destruction is required and recorded. The inventory control systems of the Nevada licensed cannabis establishments to which the Corporation provides operational support can generate reports on destroyed material at any point in the destruction process.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

General Security Guidelines: The applicable Nevada-based business’ general security guidelines include:

•	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;

•	maintaining video surveillance of facilities;

•	maintaining visitor logs;

•	providing for and maintaining secure perimeters for facilities;

•	requesting employees to watch for suspicious activities;

•	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;

•	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;

•	arranging for prompt and safe disposal of materials;

•	all employees being required to be trained on emergency procedures; and

•	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Cash Management: As noted above, the Nevada licensed cannabis establishments to which the Corporation provides operational support have detailed standard operating procedures and protocols for cash management, including internal controls and cash security procedures. Examples of such standard operating procedures and protocols used by certain of the dispensaries of the Nevada licensed cannabis establishments to which the Corporation provides operational support include, without limitation:

•	random review of cash register drawers by dispensary supervisors;

•	random removal of cash from cash register drawers by dispensary supervisors and placement of such cash into a secure vault;

•	insertion of all cash from cash registers drawers into a secure vault at the end of each day;

•	recording of daily cash intake by supervisors on a “Register Close” sheet and daily reconciliation of such values against daily sales reports and the prior day’s recording of total cash on-hand;

•	recording of all disbursements on a disbursement form; and

•	daily audits of total cash on hand and investigations in respect of any noted variances.

The Nevada licensed cannabis establishments to which the Corporation provides operational support have worked with internal personnel and advisors to help prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

•	correspondence and updates with regulators;

•	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and

•	appropriate employee training for all standard operating procedures.

The Nevada licensed cannabis establishments to which the Corporation provides operational support enlist their internal compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Nevada licensed cannabis establishments to which the Corporation provides operational support are compliant with State and local cannabis laws, their cannabis-related activities remain illegal under United States federal law. See “Risk Factors” below and in the AIF, incorporated herein by reference.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Massachusetts Regulatory Compliance

The Corporation’s Massachusetts-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the Commonwealth of Massachusetts, and maintains the appropriate licenses for the cultivation, production, distribution and operation of dispensaries, as applicable.

The Corporation’s Massachusetts-based business has not experienced any non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the Commonwealth of Massachusetts which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Corporation’s Massachusetts-based business, such business has, on an on-going basis, internally reviewed applicable Massachusetts laws and regulations relating to the cultivation, manufacture, distribution and sale of cannabis and cannabis products and has internally analyzed its exposure to U.S. federal law. The Corporation’s Massachusetts-based business has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Massachusetts laws.

The Corporation’s Massachusetts-based business currently possesses three registered marijuana dispensary registrations which allow the business to sell medical marijuana in Massachusetts directly to consumers, and which allow for the right to open three adult-use dispensaries subject to local municipality and other marijuana regulatory approvals. The Massachusetts-based business currently possesses licenses to cultivate, manufacture and transport to other marijuana establishments in Massachusetts. No assurance can be given that the applicable regulatory approvals allowing for the opening of adult-use dispensaries will be received.

In order to secure compliance with applicable regulatory frameworks, the Corporation’s Massachusetts-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Corporation’s Massachusetts-based business uses Leaflogix, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Corporation’s Massachusetts-based business has designated a set of operating procedures, including employee training with respect to such procedures, to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Massachusetts-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Corporation’s Massachusetts-based business are empowered to identify key business processes that should be formally documented to assure safety and regulatory compliance.

The Corporation’s Massachusetts-based business has detailed standard operating procedures for building security, cash management, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Corporation’s Massachusetts-based business utilizes a security system around the perimeter of each dispensary designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with the Commonwealth’s regulatory requirements.

Additionally, the Corporation’s Massachusetts-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

Inventory Management Requirements: The Corporation’s Massachusetts-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

•	wholesale transfer;

•	inventory intake;

•	inventory management;

•	retail transactions; and

•	sales data tracking and reporting.

Procedures exist to ensure each applicable Massachusetts-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

•	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;

•	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and

•	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For cultivation and production facilities, for each lot received at a facility, such inventory control systems are designed to document:

•	the batch;

•	the strain of the marijuana seeds or marijuana cuttings planted;

•	the number of marijuana seeds or marijuana cuttings planted;

•	the date on which the marijuana seeds or cuttings were planted;

•	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;

•	the number of marijuana plants grown to maturity;

•	harvest information, including:

o	the date of harvest; and

o	the final yield weight of processed usable marijuana;

•	marijuana flowers in process in all locations;

•	marijuana in storage by location;

•	marijuana in locked containers awaiting disposal; and

•	an audit trail of all material inventory adjustments.

Retail dispensaries maintain current and complete books and records and sales reports, including invoices that reflect all purchases and sales of marijuana made to and by the applicable dispensary, that are available from the Massachusetts-based business’ electronic verification systems, point of sale systems, and/or inventory control systems (which may be separate systems or functionalities combined into a single system) and are stored in secure safe rooms. Such records include:

•	in respect of dispensary inventory:

o	the date and time of delivery of each purchase or transfer from a cultivation or production facility;

o	the quantity, type and form of marijuana and infused or edible products purchased from a cultivation or production facility in each purchase as well as related products;

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

o	invoices and delivery documents, showing entry into the inventory control system; and

o	the quantity of marijuana still available for sale at the dispensary; and

•	in respect of dispensary retail sales:

o	the date and time of each retail sale;

o	the quantity, type, form, and price of marijuana distributed or dispensed;

o	the price paid or consideration given for the marijuana;

o	identifying information of the purchaser (i.e., name and address, and card number in the case of medical marijuana transactions); and

o	identifying information of the employee conducting the transaction (i.e., the name, initials, or employee identification number of the person who dispensed or sold the marijuana).

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Sales records must be compliant with all applicable Ayr policies and procedures according to applicable documented plans, State laws and regulations, and must include for regulatory authority reporting and internal tracking purposes:

•	the date and time of each sale;

•	the method of distribution (on-site or delivery);

•	the quantity, form, and price marijuana and any other products dispensed;

•	the consideration given;

•	the name, address, and identification number of the marijuana as recorded on the electronic verification system; and

•	the names, initials, or employee identification numbers of the individuals who packaged, dispensed, delivered, and sold the marijuana.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Massachusetts-based business is recorded in such business’ inventory control system, including:

•	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;

•	the date of disposal;

•	confirmation that the marijuana was rendered unusable before disposal; and

•	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Massachusetts-based business’ general security guidelines include:

•	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;

•	maintaining video surveillance of facilities;

•	maintaining visitor logs;

•	providing for and maintaining secure perimeters for facilities;

•	requesting employees to watch for suspicious activities;

•	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;

•	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

•	arranging for prompt and safe disposal of materials;

•	all employees being required to be trained on emergency procedures; and

•	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Cash Management: As noted above, the Corporation’s Massachusetts-based business has detailed standard operating procedures and protocols for cash management, including internal controls and cash security procedures. Examples of such standard operating procedures and protocols used by such business’ dispensaries include, without limitation:

•	random review of cash register drawers by dispensary supervisors;

•	random removal of cash from cash register drawers by dispensary supervisors and placement of such cash into a secure vault;

•	insertion of all cash from cash registers drawers into a secure vault at the end of each day;

•	recording of daily cash intake by supervisors on a “Register Close” sheet and daily reconciliation of such values against daily sales reports and the prior day’s recording of total cash on-hand;

•	recording of all disbursements on a disbursement form; and

•	daily audits of total cash on hand and investigations in respect of any noted variances.

The Corporation’s Massachusetts-based business has worked with an internal advisor to help prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

•	correspondence and updates with regulators;

•	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and

•	appropriate employee training for all standard operating procedures.

In Massachusetts, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Corporation’s Massachusetts-based business is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors” below and in the AIF, incorporated herein by reference.

Pennsylvania Regulatory Compliance

The Corporation’s Pennsylvania-based business is in compliance with applicable licensing requirements and the regulatory framework enacted by the Commonwealth of Pennsylvania, and maintains the appropriate licenses for the cultivation, manufacture and transport of medical cannabis, as applicable.

The Corporation’s Pennsylvania-based business has not experienced any non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor is such business subject to any outstanding notices of violation by the Commonwealth of Pennsylvania which may have an impact on its licenses, business activities or operations. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations. Given the stage of business of the Corporation’s Pennsylvania-based business, such business has, on an on-going basis, internally reviewed applicable Pennsylvania laws and regulations relating to the cultivation, manufacture and transport of medical cannabis and has internally analyzed its exposure to U.S. federal law. The Corporation’s Pennsylvania-based business has enlisted internal compliance personnel to provide on-going advice on applicable U.S. federal and Pennsylvania laws.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The Corporation’s Pennsylvania-based business currently possesses a license to cultivate, manufacture and transport medical cannabis to other cannabis establishments in Pennsylvania. The Corporation’s Pennsylvania-based business’s license allows for unlimited cultivation with no cap on either canopy size or production volume.

In order to secure compliance with applicable regulatory frameworks, the Corporation’s Pennsylvania-based business employs a combination of software-based metric tracking and operational processes and procedures designed to comply with in-place regulatory requirements.

The Corporation’s Pennsylvania-based business uses MJ Freeway, a seed-to-sale capable control system, for tracking and tracing cannabis plants and products. This solution has been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities.

In addition to the software-based control systems, the Corporation’s Pennsylvania-based business has designated a set of operating procedures, including employee training with respect to such procedures, to seek to secure compliance.

Standard operating procedures for regulatory compliance were developed by the Pennsylvania-based business and reviewed with the applicable regulators during such business’ initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at the Corporation’s Pennsylvania-based business are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

The Corporation’s Pennsylvania-based business has detailed standard operating procedures for building security, security of financial instruments, security monitoring systems, security of information, and general security and safety.

The Corporation’s Pennsylvania-based business utilizes a security system around the perimeter of its premises designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with the Commonwealth’s regulatory requirements.

Additionally, the Corporation’s Pennsylvania-based business also has detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: The Corporation’s Pennsylvania-based business maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels. These processes include:

•	wholesale transfer;

•	inventory intake;

•	inventory management; and

•	sales data tracking and reporting.

Procedures exist to ensure each applicable Pennsylvania-based facility tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

•	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;

•	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and

•	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

For each lot received at a cultivation/production facility, such inventory control systems are designed to document:

•	the batch;

•	the strain of the marijuana seeds or marijuana cuttings planted;

•	the number of marijuana seeds or marijuana cuttings planted;

•	the date on which the marijuana seeds or cuttings were planted;

•	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;

•	the number of marijuana plants grown to maturity;

•	harvest information, including:

o	the date of harvest; and

o	the final yield weight of processed usable marijuana;

•	marijuana flowers in process in all locations;

•	marijuana in storage by location;

•	marijuana in locked containers awaiting disposal; and

•	an audit trail of all material inventory adjustments.

All invoices and delivery documents must be systematically filed and must show a legible and complete statement of terms and conditions for each purchase.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed of by the Pennsylvania-based business is recorded in such business’ inventory control system, including:

•	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;

•	the date of disposal;

•	confirmation that the marijuana was rendered unusable before disposal; and

•	the method of disposal.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The Pennsylvania-based business’ general security guidelines include:

•	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;

•	maintaining video surveillance of facilities;

•	maintaining visitor logs;

•	providing for and maintaining secure perimeters for facilities;

•	requesting employees to watch for suspicious activities;

•	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;

•	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;

•	arranging for prompt and safe disposal of materials;

•	all employees being required to be trained on emergency procedures; and

•	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Ayr Strategies Inc.

Management’s Discussion and Analysis

For the Three Months and Years Ended December 31, 2020 and 2019

The Corporation’s Pennsylvania-based business has worked to prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

•	correspondence and updates with regulators;

•	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and

•	appropriate employee training for all standard operating procedures.

In Pennsylvania, Ayr enlists its management and compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the Corporation’s Pennsylvania-based business is compliant with State and local cannabis laws, its cannabis-related activities remain illegal under United States federal law. See “Risk Factors” below and in the AIF, incorporated herein by reference.

Non-Compliance with State and Local Cannabis Laws

From time to time, as with all businesses and all rules, it is anticipated that the Corporation, through its subsidiaries and establishments to which the Corporation provides operational support, may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

•	staying open slightly too late due to an excess of customers at stated closing time;

•	minor inventory discrepancies with regulatory reporting software;

•	missing fields in regulatory reports;

•	cleaning schedules not available on display;

•	educational materials and/or interpreter services not available in a sufficient number of languages;

•	updated staffing plan not immediately available on site;

•	improper illumination of external signage;

•	marijuana infused product utensils improperly stored;

•	labels out of compliance with most recent regulatory guidelines;

•	partial obstruction of camera views; and

•	onsite surveillance room used for any other function (i.e., storage).

In addition, either on an inspection basis or in response to complaints, such as from neighbours, customers or former employees, State or local regulators may among other things issue “show cause” letters, give warnings to or cite businesses which Ayr operates or for which Ayr provides operational support for violations, including those listed above. Such regulatory actions could lead to the requirement to remedy the situation, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on Ayr’s licenses, business activities, operational support activities or operations.

Ayr has implemented regular compliance reviews to seek to ensure compliance with applicable State and local cannabis rules and regulations. Ayr intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities, operational support activities or operations.